Pembina Pipeline Corporation

•	Notice of 2013 annual and special meeting of shareholders
•	Management information circular

March 28, 2013

Pembina Pipeline Corporation • Management information circular

Letter to shareholders

Dear shareholder,

Pembina's board of directors is pleased to present to you our simplified management information circular.

This document tells you about your voting rights as a shareholder and the items we'll be discussing at our annual and special meeting of shareholders on May 10, 2013. It also includes important information about how the company is governed and how executives are paid.

In addition to the usual items covered at our annual meeting, this year's meeting gives you the opportunity to vote on some special issues:

•	adding a new class of preferred shares and amending the terms of our existing class of preferred shares (which must be held within our corporate structure) to give us flexibility to finance future growth;
•	confirming and amending our shareholder rights plan to protect you, our shareholders; and
•	amending our articles to increase our maximum number of directors to permit flexibility as we continue to grow and for succession planning purposes.

We're also giving you a say on pay, and have written the compensation discussion this year to help you better understand the link between how we pay our executives, our corporate strategy and our performance.

We're not making any changes to the board of directors this year – the board includes a strong group of executives with a broad range of skills and experience.

You'll find a complete list of items to be covered at the meeting on page 1. We invite you to join us on May 10th and have your say.

Sincerely,

"Lorne B. Gordon"

Lorne B. Gordon

Chairman of the Board

What's inside

Notice of our 2013 annual and special meeting	1
Management information circular	2
• About the shareholder meeting	4
• Governance	30
• Compensation	43
• Other information	81
Appendix A	83
Appendix B	86
Appendix C	92
Appendix D	97
Appendix E	104

Pembina Pipeline Corporation • Management information circular

Notice of our 2013 annual and special meeting

You're invited to our 2013 annual and special meeting of shareholders:

When	Friday, May 10, 2013
2:00 p.m. (Calgary time)

Where	Ballroom at The Metropolitan Centre
333-4th Avenue SW
Calgary, Alberta

We'll cover nine items of business:

1.	Receive our 2012 consolidated financial statements and the auditors' report
2.	Elect the directors
3.	Appoint the auditors
4.	Vote on our approach to executive compensation
5.	Approve an amendment to our articles to create a new class of preferred shares
6.	Approve an amendment to our articles to change the designation and terms of our existing internally held preferred shares to provide, among other things, that the new class of preferred shares will have certain priorities over the internally held preferred shares
7.	Approve an amendment to our articles to increase the maximum number of directors from 11 to 13
8.	Approve our shareholder rights plan agreement
9.	Other business

Your vote is important

The attached management information circular includes important information about the meeting and the voting process. Please read it carefully, and remember to vote.

We mailed you a copy of our 2012 consolidated financial statements and the auditor's report if you requested a copy and in accordance with securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We'll have a live webcast of the annual meeting on our website if you're unable to attend the meeting in person.

By order of the board,

"Robert B. Michaleski"

Robert B. Michaleski

Chief Executive Officer

Pembina Pipeline Corporation

Calgary, Alberta

March 28, 2013

Pembina Pipeline Corporation • Management information circular

Management information circular

In this document:

•	you and your mean the holder of common shares of Pembina Pipeline Corporation
•	we, us, our and Pembina mean Pembina Pipeline Corporation and our consolidated subsidiaries
•	shares, common shares and Pembina shares mean Pembina's common shares
•	circular means this management information circular

You've received this document because you owned Pembina shares on March 28, 2013 (the record date) and are entitled to vote at our 2013 annual and special meeting of shareholders on May 10, 2013, or at a reconvened meeting if the meeting is postponed or adjourned.

Management is soliciting your proxy for the meeting. We pay all costs for producing and mailing this circular and other meeting materials, and for soliciting your proxy. Pembina employees or directors may contact you to encourage you to vote, however, they aren't paid for these services.

The board has approved the contents of this circular and has authorized us to send it to you. Information is organized into four sections to help you make your way through the document:

1.	About the shareholder meeting (page 4)
2.	Governance (page 30)
3.	Compensation (page 43)
4.	Other information (page 81)

Appendix A – Special resolution authorizing an amendment to our articles to create a new class of preferred shares (page 83)

Appendix B – Special resolution authorizing an amendment to our articles to change the designation and terms of our existing internally held preferred shares (page 86)

Appendix C – Summary of amended and restated shareholder rights plan agreement (page 92)

Appendix D – Board mandate (page 97)

Appendix E – Summary of Dissent Rights and Section 191 of the Business Corporations Act (Alberta) (page 104)

Pembina previously operated as an income trust. Pembina Pipeline Income Fund completed the plan of arrangement and converted to a corporate structure on October 1, 2010. References to Pembina prior to this date refer to Pembina Pipeline Income Fund and its consolidated subsidiaries. The conversion had no impact on the overall corporate governance of Pembina's business.

Our principal corporate and registered office

Pembina Pipeline Corporation

3800, 525 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403.231.7500

F. 403.237.0254

All information in this circular is as of March 27, 2013 and all dollar amounts are in Canadian dollars, unless we note otherwise.

Contact us at the address above for a copy of our financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2012. You'll find financial information about Pembina in our comparative annual financial statements and MD&A for our most recently completed financial year. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	2

1. About the shareholder meeting

Business of the meeting

Our 2013 annual and special meeting of shareholders will cover nine items of business:

1.	Receive our financial statements and auditor's report

You have received our consolidated financial statements for the year ended December 31, 2012 and the auditor's report, which are included in our 2012 annual report, if you requested a copy. Copies will be available at the meeting, on our website (www.pembina.com), on SEDAR (www.sedar.com), on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2.	Elect the directors

As a holder of common shares, you'll vote on electing nine directors to the board:

1.	Grant D. Billing	4.	Randall J. Findlay	7.	Robert B. Michaleski
2.	Thomas W. Buchanan	5.	Lorne B. Gordon	8.	Leslie A. O'Donoghue
3.	Allan L. Edgeworth	6.	David M.B. LeGresley	9.	Jeffrey T. Smith

All of the nominated directors currently serve on our board. The director profiles starting on page 18 give you detailed information about their skills and experience, their 2012 attendance record, share ownership and other public company directorships.

We have adopted a majority voting policy in respect of our election of directors. See "our policy on majority voting" on page 17.

Directors will serve until the next annual meeting, or until their successors are elected or appointed.

The proxy allows you to vote for all of the nominees, vote for some of the nominees and withhold your vote for others, or withhold your vote for all of the nominees. Unless instructed otherwise, the persons named in the proxy will vote for all of our nominees.

3.	Appoint our auditors

You'll vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG) be appointed as auditors and serve until the next annual meeting. The audit committee will recommend KPMG's compensation to the board for its review and approval.

Pembina Pipeline Corporation • Management information circular	3

KPMG has been Pembina's auditors since September 1997. The table below shows the fees billed by KPMG for the fiscal years ended December 31, 2011 and 2012.

	2011	2012
	($)	($)
Audit fees	634,077	1,519,600
Include the audit of our annual financial statements, review of our quarterly financial statements, services related to statutory and regulatory filings and audit services related to the implementation of International Financial Reporting Standards (IFRS).
2011 fees included additional expenses for a prospectus supplement for our issue of medium-term notes and French translation of the supplement. 2012 fees included additional expenses for services related to the Provident Energy Ltd. (Provident) acquisition, including statutory and regulatory filings and associated French translations, review of accounting policies, purchase price equation and prior year audit file related to Provident.
Audit-related fees	16,830	35,000
Include assurance and related services that are not related to the audit or review of our financial statements.
2011 and 2012 amounts included fees for the pension plan audit.
Tax fees	88,052	112,600
Include fees for tax compliance, tax advice and tax planning. These fees were for services by the auditors' tax division other than tax services related to the audit.
2011 and 2012 fees included general tax consultation related to implementing IFRS and tax compliance fees incurred for preparing and filing tax returns for our subsidiaries.
All other fees	-	-
Include fees for other products and services provided by the auditors not described above.
Total fees	738,959	1,667,200

You can find other information about the audit committee in our annual information form (AIF) for the year ended December 31, 2012, as required by the Canadian Securities Administrators under National Instrument 52-110 – Audit Committees, on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

The board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders. Unless instructed otherwise, the persons named in the proxy will vote for the appointment of KMPG LLP as our auditors.

4.	Vote on our approach to executive compensation

You'll vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation with strategy and corporate performance helps us attract and retain excellent employees and motivates them to focus on our success. You'll find a detailed discussion of our executive compensation program beginning on page 50 of this circular.

The board has decided to give shareholders the opportunity to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

At the meeting, shareholders will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

Pembina Pipeline Corporation • Management information circular	4

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the shareholders of Pembina (Shareholders) accept the approach to executive compensation disclosed in Pembina's management information circular delivered in advance of the 2013 annual and special meeting of Shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the persons named in the proxy will vote for our approach to executive compensation as described in this circular.

5.	Approve an amendment to our articles to create a new class of preferred shares

You'll vote on a special resolution authorizing an amendment to our articles to create a new class of preferred shares designated as "Class A Preferred Shares" (Class A Preferred Shares) (see Appendix A on page 83).

Current authorized capital

Our current authorized capital consists of an unlimited number of common shares and an unlimited number of a class of preferred shares designated as "Preferred Shares, Series A" (Internal Preferred Shares). As of March 27, 2013, there were 306,992,777 common shares and 101,400,000 Internal Preferred Shares outstanding. The Internal Preferred Shares are all owned by our wholly-owned subsidiary, Alberta Oil Sands Pipeline Ltd. The terms of the Internal Preferred Shares essentially provide that they must always be held by a wholly-owned subsidiary of Pembina. If at any time a holder of Internal Preferred Shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of Pembina (with or without Pembina’s knowledge), we shall be deemed, without further action or notice, to have automatically redeemed all of the Internal Preferred Shares held by such holder in exchange for the applicable redemption amount pursuant to the terms of the Internal Preferred Shares. Except as otherwise provided by applicable law, the holders of the Internal Preferred Shares do not have any right to receive notice of, or vote at, any meeting of our shareholders.

New class of preferred shares

Under our existing articles, we do not have the authority to issue preferred shares other than the Internal Preferred Shares. The board wants to amend our articles to create a new class of preferred shares, the Class A Preferred Shares, to give us greater flexibility in our capital structure and in raising future capital.

The new Class A Preferred Shares will be a separate and distinct class of securities from the Internal Preferred Shares. The Class A Preferred Shares will be issuable in one or more series, where the board will be authorized to fix the number of shares in each series, subject to the limitation on the number of Class A Preferred Shares to be issued as described below, and to determine for each series, subject to the terms and conditions set out herein, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, maturity dates and other matters. The restrictions and limitations set out in the terms of the new Class A Preferred Shares, particularly with respect to the number that may be issued and the voting rights, distinguish the new class from a structure that is commonly referred to as "blank check" preferred shares. A summary of the terms of the Class A Preferred Shares is provided below. Note that the following is a summary only and reference should be made to the full text of the terms and conditions attaching to the Class A Preferred Shares as set out in the special resolution in Appendix A of this circular.

Ranking and Priority

Each series of Class A Preferred Shares shall have priority over the common shares, the Internal Preferred Shares and any other class of our shares ranking junior to the Class A Preferred Shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Pembina. The Class A Preferred Shares of any series may also be given such preferences, not inconsistent with the provisions hereof, over the common shares, the Internal Preferred Shares and over any other class of our shares ranking junior to the Class A Preferred Shares, as may be determined by the board.

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Parity Among Series

Each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, in each case with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of Pembina.

Dividends

The holders of each series of Class A Preferred Shares shall be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the board.

Participation

If any cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of Pembina in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Pembina in the event of the liquidation, dissolution or winding up of Pembina.

Conversion

No series of Class A Preferred Shares shall be convertible into any other class of our shares but they may be convertible into another series of Class A Preferred Shares.

Redemption

Each series of Class A Preferred Shares shall be redeemable by Pembina on such terms as determined by the board.

Voting

Holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the board of directors of the Corporation shall determine otherwise, in which case voting rights shall only be provided in circumstances where the Corporation shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the board of directors of the Corporation and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

Limitation of the Number of Class A Preferred Shares

The proposed terms of the Class A Preferred Shares provide that the number of Class A Preferred Shares which may be issued and outstanding at any time shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding common shares at the time of issuance of any Class A Preferred Shares.

The holders of Class A Preferred Shares may not have an express right to participate in a take-over bid made for the common shares.

If the shareholders approve the special resolution to create the new Class A Preferred Shares and our articles are amended, no further shareholder approval will be required to issue Class A Preferred Shares of any series if and when the board decides to issue any Class A Preferred Shares.

Pembina Pipeline Corporation • Management information circular	6

The board believes that amending Pembina's articles to authorize the issuance of the Class A Preferred Shares will provide us with increased flexibility in our capital structure and in raising future capital. The creation of Class A Preferred Shares would permit the board to negotiate with potential investors regarding the rights and preferences of a series of Class A Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise, without the expense and delay in connection with calling a shareholders' meeting to approve specific terms of any series of Class A Preferred Shares. The Class A Preferred Shares may be used by us for any appropriate corporate purpose, including, without limitation, financing transactions or issuances in public or private sales as a means of obtaining additional capital for use in our business and operations or in connection with acquisitions of other businesses or properties. Pembina currently has no arrangements, agreements or understanding for the issuance of any Class A Preferred Shares.

Certain restrictions contained in the terms of the Class A Preferred Shares render these shares not ideal for use as a take-over defense. Specifically, the fact that the Class A Preferred Shares are non-voting except in certain limited circumstances and contain a limit on the maximum number of shares that can be issued make them unlike unconstrained blank check preferred shares available to other issuers. In this regard, we have sought to constrain the terms of the Class A Preferred Shares in a manner to provide us reasonable financing flexibility and provide our shareholders comfort that the Class A Preferred Shares will be used for that purpose.

Nevertheless, the availability of undesignated Class A Preferred Shares may have certain negative effects on the rights of the holders of our common shares. The actual effect of the issuance of any Class A Preferred Shares upon the rights of holders of common shares cannot be fully stated until the board determines all specific rights of the particular series of Class A Preferred Shares. However, our articles will set out certain terms and restrictions, as set out above, in respect of the Class A Preferred Shares, and which provide the holders of common shares with an indication of the possible effects of an issuance of Class A Preferred Shares, specifically with respect to dividends, liquidation, redemption, conversion, voting rights and limitations on issuances of Class A Preferred Shares. Such effects may include holders of common shares receiving less in the event of liquidation, dissolution or other winding-up of Pembina, or a reduction in the amount of funds, if any, available for dividends on common shares.

The text of the special resolution authorizing the amendment to our articles as described above is attached to this circular as Appendix A. This proposed amendment to the articles will become effective upon the filing of Articles of Amendment reflecting the amendment pursuant to the Business Corporations Act (Alberta). To become effective, this special resolution must be passed by not less than two-thirds of the votes cast in respect of the special resolution at the meeting by holders of common shares.

The board recommends you vote for this special resolution. Unless instructed otherwise, the persons named in the proxy will vote for the special resolution authorizing the amendment to our articles to create a new class of preferred shares.

The board can revoke this special resolution before it is acted on, even if it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

Rights of Dissenting Shareholders

Pursuant to the Business Corporations Act (Alberta) (ABCA), registered shareholders have the right to dissent with respect to this special resolution approving the amendment to our articles to create a new class of Class A Preferred Shares, as described above, by providing a written objection to Pembina at 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Corporate Secretary, at or before the meeting to approve this special resolution (namely, 2:00 p.m. on May 10, 2013).

In the event the special resolution is approved and the amendment to our articles becomes effective, each shareholder who properly dissents (a Dissenting Shareholder) will be entitled to be paid the fair value of the shares in respect of which such holder dissents in accordance with Section 191 of the ABCA. A Dissenting Shareholder may dissent only with respect to all of the shares held by such Dissenting Shareholder. See Appendix E for a summary description of the procedure for exercising the right to dissent which is followed by the full text of Section 191 of the ABCA.

Pembina Pipeline Corporation • Management information circular	7

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA may result in the loss of any right to dissent. Persons who are beneficial owners of shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holder is entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise dissent rights must make arrangements for such beneficially owned shares to be registered in such holder's name prior to the time the written objection to the special resolution is required to be sent to Pembina, or alternatively, make arrangements for the registered holder of such shares to dissent on such holder's behalf. Pursuant to Section 191 of the ABCA, a shareholder is only entitled to dissent to all of the shares held by such Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

6.	Approve an amendment to our articles to change the designation and terms of our existing internally held preferred shares

You'll vote on a special resolution authorizing an amendment to our articles to change the designation and terms of our existing Internal Preferred Shares (see Appendix B on page 86). As noted above, the terms of the Internal Preferred Shares essentially provide that they must always be held by a wholly-owned subsidiary of Pembina and, except as otherwise provided by applicable law, the holders of the Internal Preferred Shares do not have any right to receive notice of, or vote at, any meeting of our shareholders.

The board wants to amend our articles to change the designation of the Internal Preferred Shares from "Preferred Shares, Series A" to "Class B Preferred Shares" (Class B Preferred Shares) in order to distinguish these shares from the proposed Class A Preferred Shares. Additionally, the board wants to amend our articles to change certain terms of the Class B Preferred Shares as provided below. The amendments, which are described in more detail below, provide, among other things, that the Internal Preferred Shares shall rank junior to the proposed Class A Preferred Shares in respect of rights to payment. The amendments do not change the ranking of the Internal Preferred Shares in relation to the common shares, nor do they provide any voting rights to the holders of Internal Preferred Shares. Note that the following is a summary only of certain terms of the Class B Preferred Shares and reference should be made to the full text of the terms and conditions attaching to the Class B Preferred Shares as set out in the special resolution in Appendix B of this circular.

Ranking

The proposed amendments to certain terms of the Internal Preferred Shares change and add provisions relating to the payment of dividends, return of capital and redemption and retraction amounts, in order to provide that holders of the proposed Class A Preferred Shares rank prior to the holders of the Internal Preferred Shares in respect of all such payments. These changes are necessary in order to make the Class A Preferred Shares an attractive investment opportunity for outside investors and have no impact on the ranking of the holders of common shares against the Internal Preferred Shares.

Corporate Solvency Test

The proposed amendments to the terms of the Internal Preferred Shares also remove the corporate solvency test contained therein in its entirety. The corporate solvency test provided that Pembina could not make any distribution in respect of any shares of Pembina (which would include dividends on the common shares and the Class A Preferred Shares) unless, following such distribution, Pembina would have sufficient net assets to pay the redemption amount set out in the terms of the Internal Preferred Shares. These changes are necessary in order to make the Class A Preferred Shares an attractive investment opportunity for outside investors and, as Pembina is a dividend-paying corporation, the directors feel that this is an inappropriate limitation on the ability to pay dividends. Pembina will remain subject to the solvency tests contained in the Business Corporations Act (Alberta) in respect of the payment of distributions (including dividends) as is the case with all corporations incorporated under such act.

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Housekeeping Changes

The proposed amendments to the terms of the Internal Preferred Shares also contain various non-substantive housekeeping amendments, such as definitional changes to reflect their new designation as "Class B Preferred Shares" and updates to section cross-referencing to reflect the deletion of the section relating to the corporate solvency test, described above.

The text of the special resolution authorizing the amendments to our articles as described above is attached to this circular as Appendix B. These proposed amendments to our articles will become effective upon the filing of Articles of Amendment reflecting the amendments pursuant to the Business Corporations Act (Alberta). To become effective, this special resolution must be passed by not less than two-thirds of the votes cast in respect of the special resolution at the meeting by holders of common shares.

The board recommends you vote for this special resolution. Unless instructed otherwise, the persons named in the proxy will vote for the special resolution authorizing the amendments to our articles to change the designation and terms of our existing preferred shares.

The board can revoke this special resolution before it is acted on, even if it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

7.	Approve an amendment to our articles to increase the maximum number of directors from 11 to 13

You'll vote on an amendment to our articles to increase the maximum number of directors of Pembina from 11 to 13.

Our articles currently state that the board will consist of not less than five and not more than 11 directors. At the meeting, shareholders will be asked to approve an amendment to our articles to increase the maximum number of directors from 11 to 13 in order to increase our flexibility in board succession planning. The board has no intention of appointing additional directors at this time, and this amendment is sought simply to permit flexibility as we continue to grow and for succession planning purposes.

This proposed amendment to the articles would become effective upon the filing of Articles of Amendment reflecting the amendment pursuant to the Business Corporations Act (Alberta). To become effective, this special resolution must be passed by not less than two-thirds of the votes cast in respect of the special resolution at the meeting by holders of common shares. If this special resolution is not approved by the requisite number of shareholders, our articles will not be amended to increase the maximum number of directors to 13.

At the meeting, shareholders will be asked to consider and, if deemed advisable, approve the following special resolution:

RESOLVED, as a special resolution of the shareholders of Pembina Pipeline Corporation (Pembina), that:

1.	the Articles of Pembina be amended to increase the maximum number of directors of Pembina from 11 to 13; and

2.	any one director or officer of Pembina be and is hereby authorized and directed to execute and deliver all such documents and instruments, including articles of amendment of Pembina, and to do all such other things and take such other actions as may be necessary or desirable to give effect to these resolutions.

The board recommends you vote for this special resolution. Unless instructed otherwise, the persons named in the proxy will vote for the approval of the special resolution to amend our articles to increase the maximum number of directors from 11 to 13.

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8.	Approve our shareholder rights plan

You'll vote on continuing, and amending and restating our shareholder rights plan agreement (see Appendix C on page 92 for a more detailed summary of our shareholder rights plan agreement).

Background and Purpose of the Shareholder Rights Plan

In connection with our conversion from an income trust to a corporate entity, we adopted a shareholder rights plan dated effective October 1, 2010 pursuant to the shareholder rights plan agreement between us and Computershare, as rights agent, dated effective as of October 1, 2010 (the Existing Rights Plan). The Existing Rights Plan was approved by the unitholders of Pembina Pipeline Income Fund concurrently with their approval of the our corporate conversion on May 7, 2010. At the meeting, we will be seeking the approval of our shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement to give effect to certain minor amendments to the Existing Rights Plan as described below under " – Proposed Amendments." The amended and restated plan is referred to herein as the "Rights Plan." With the exception of the minor amendments described herein, the Rights Plan is identical to the Existing Rights Plan.

The primary objectives of the Rights Plan are to provide the board with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for Pembina, and to provide every shareholder with an equal opportunity to participate in such a bid.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the board of directors to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in Pembina. The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "permitted bid" under the Rights Plan and, therefore, meets certain specified conditions (including a minimum deposit period of 60 days) which aims to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "permitted bid" but is negotiated with Pembina and has been exempted by the board of directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for our common shares will be required to leave the offer open for acceptance for at least 35 days. To qualify as a "permitted bid" under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 60 days. The board believes that the statutory minimum period of 35 days may be insufficient for the board to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or other securities of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize shareholder value; and (iii) make reasoned recommendations to the shareholders. The additional time afforded under a "permitted bid" is intended to address these concerns by providing the board with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, and by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The approval of the Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of Pembina. The proposed approval of the Rights Plan and its continuation are also not intended as a means to prevent a take-over of Pembina, to secure the continuance of management or the board in their respective offices, or to deter fair offers for our common shares.

Pembina Pipeline Corporation • Management information circular	10

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the meeting, unless its continuation is ratified by the shareholders in accordance with its provisions. Our management has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public corporations in Canada, with respect to shareholder rights plan design and, with the exception of the proposed amendments described below, has determined that there have been few changes, if any, to those practices since late 2010. The board unanimously determined, at the meeting held on March 21, 2013, that it is appropriate and in the best interests of the shareholders that the Rights Plan be approved to continue for the next three years.

The following are the proposed amendments to the Existing Rights Plan contained within the proposed Rights Plan:

•	the definition of "Expiration Time" and the date on which future shareholder approval is required to ratify the continued existence of the Rights Plan have been revised to specify that such events will occur at the annual meeting of Pembina's shareholders in the year 2016. However, if the requisite shareholder approval is obtained to continue the Rights Plan at the annual meeting of Pembina's shareholders in 2016 and at every third annual meeting thereafter, the Rights Plan shall continue in effect until the end of any such shareholder meeting where the requisite approval is not obtained or the Rights Plan is otherwise terminated in accordance with its terms;

•	the definition of "Permitted Lock-up Agreement" has been amended to include Convertible Securities (as such term is defined in the Rights Plan) as securities of Pembina that may be the subject of a Permitted-Lock-up Agreement, in addition to common shares; and

•	certain other amendments of a non-substantive, "housekeeping" nature have been made to provide for greater clarity and consistency.

As previously noted, other than the minor amendments as described above, the Rights Plan is identical to the Existing Rights Plan. A copy of the Existing Rights Plan is available under our SEDAR profile (www.sedar.com) and on EDGAR (www.sec.gov), as well as on our website (www.pembina.com).

We may amend the terms of the proposed Rights Plan as described herein and as summarized in Appendix C to this circular prior to approval of the Rights Plan at the meeting pursuant to any comments it may receive from any regulatory authority or as any executive officer or director of Pembina may deem necessary.

Proposed Resolution and Board Recommendation

At the meeting, shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution relating to the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan as described above.

RESOLVED, as an ordinary resolution, that:

1.	the shareholder rights plan of Pembina Pipeline Corporation (Pembina) be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 10, 2013 between Pembina and Computershare Trust Company of Canada, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated effective October 1, 2010 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.	any director or officer of Pembina is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Pembina Pipeline Corporation • Management information circular	11

Shareholder approval to ratify the continuance of the Existing Rights Plan, as amended as described herein, in the form of the Rights Plan is required under the Existing Rights Plan. To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by (i) the "Independent Shareholders" (as defined in the Existing Rights Plan, but generally meaning any shareholder other than an "Acquiring Person" (as defined in the Existing Rights Plan) or a person making a take-over bid for Pembina and their associates and affiliates), and (ii) all holders of common shares, in each case present in person or by proxy at the meeting. See Appendix C to this circular. We are not currently aware of any shareholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the ratification of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan or any shareholders that would not qualify as Independent Shareholders.

The board recommends you vote for this ordinary resolution. Unless instructed otherwise, the persons named in the proxy will vote for the ordinary resolution authorizing the continuation, amendment and restatement of our shareholder rights plan.

9.	Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Quorum

According to our by-laws, we must have at least two persons present, holding or representing at least 25% of our outstanding common shares, for the meeting to proceed. Otherwise, the meeting will be adjourned to a set time and place and no other business will be transacted.

About voting results

We'll post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Pembina Pipeline Corporation • Management information circular	12

Voting

We're authorized to issue an unlimited number of common shares.

As at March 27, 2013, we had 306,992,777 common shares issued and outstanding. The outstanding common shares are listed and trade on the Toronto Stock Exchange (TSX: PPL) and the New York Stock Exchange (NYSE: PBA).

Shareholders are entitled to one vote per common share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

To the best of our knowledge, no person beneficially owns, controls or directs, directly or indirectly, more than 10% of our common shares.

Who can vote

You can vote at our annual and special meeting if you held Pembina common shares at the close of business on March 28, 2013, even if you disposed of your shares after this date. You aren't allowed to vote if you acquired common shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the Chairman of the meeting allows it) and provide adequate evidence that you own the common shares.

How to vote

You can vote your common shares by proxy, or by attending the meeting and voting in person.

Voting by proxy

Registered shareholders

You're a registered shareholder if you have share certificates in your name.

Voting by proxy is the easiest way to vote because you can appoint someone to represent you (your proxyholder) and vote your shares according to your instructions. Your proxyholder can be anyone and doesn't need to be a Pembina shareholder.

The executive officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you don't specify your voting instructions, they will vote your shares for each item of business:

•	for the nominated directors;
•	for appointing KPMG LLP as our external auditors;
•	for our approach to executive compensation;
•	for amending our articles to authorize the creation of a new class of preferred shares;
•	for amending our articles to change the designation and terms of our existing internally held preferred shares;
•	for amending our articles to increase the maximum number of directors from 11 to 13; and
•	for the continuation and amendment and restatement of our shareholder rights plan.

You can vote by proxy in one of three ways:

•	using a touchtone phone (call 1.866.732.VOTE (8683) toll-free and follow the instructions);
•	on the internet (www.investorvote.com) and follow the instructions on screen; or
•	by completing the proxy form, then signing and dating it and mailing it in the enclosed envelope.

If you vote by phone or on the internet, do not send back the proxy form.

Pembina Pipeline Corporation • Management information circular	13

If the shares are held in the name of a corporation, you must use the enclosed proxy form and mail it in the enclosed envelope. The proxy must be signed under its corporate seal or by an authorized officer or attorney.

If you want to appoint someone else to be your proxyholder, you must use the enclosed proxy form and print that person's name in the blank space provided on the form, or use the internet (www.investorvote.com).

Your proxyholder must vote your shares according to your instructions. If you appoint someone else to be your proxyholder and don't give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. At the time that this document went to print, we did not anticipate any changes or other matters to be brought before the meeting.

Beneficial shareholders

Many of our common shares are held by beneficial shareholders. You're a beneficial shareholder if your shares are registered in the name of a nominee, like your bank, trust company, securities broker, trustee or other institution.

If you're a beneficial owner of our shares and have received this information from us, we have obtained your details from your broker and have complied with all regulatory requirements. We're responsible for delivering these materials to you and for executing your voting instructions.

In Canada, the majority of common shares are registered under CDS & Co., the registration name for CDS Clearing and Depositary Services Inc. (CDS), which acts as the nominee for many Canadian brokerage firms. In the United States (U.S.), most common shares are registered in the name of Cede & Co., the nominee of The Depository Trust Company, which is the U.S. equivalent of CDS.

Nominees can only vote the shares for their clients if they've received specific voting instructions from them.

To vote your shares as a beneficial shareholder, you must give your broker your voting instructions using the proxy form or voting instruction form provided in this package. Be sure to follow the instructions provided on the form to allow enough time for your voting instructions to reach your nominee so they have enough time to process them prior to the meeting.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge's dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received a proxy form or voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they've provided.

Voting in person

If you want to attend the meeting and vote your shares in person, you must print your own name as the proxyholder on the proxy or voting instruction form and return it in the enclosed envelope. Do not complete the rest of the form or submit your voting instructions because your vote will be taken at the meeting.

If your proxy form indicates that you can vote online, you must type your name as proxyholder on the online form according to the instructions.

Pembina Pipeline Corporation • Management information circular	14

Deadline

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form or voting instructions at least 48 hours before the meeting (not including Saturdays, Sundays or holidays).

If you're a beneficial shareholder, send your voting instructions right away to allow enough time for your nominee to receive the information and then send it to Computershare.

Changing your vote

You can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under its corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office any time before 4:30 p.m. (Calgary time) on the last business day before the meeting, or to the chairman of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you're a beneficial shareholder, contact your broker, financial institution or the nominee that holds your common shares to revoke your voting instructions.

Pembina Pipeline Corporation • Management information circular	15

The nominated directors

Our articles state that the board must have between five and eleven directors. The board has nominated nine directors to be elected by holders of our common shares.

All of the nominated directors currently serve on our board. The board has a strong mix of experience in corporate governance and the Canadian oil and gas industry. We believe that each nominated director is willing and able to serve on the board for a term of one year. If any of them is unable to serve, your proxyholder can vote for another nominated director, unless you've indicated that your vote should be withheld.

At the date of the meeting, eight of the nine nominated directors (89%) will be independent as defined by Canadian securities laws, U.S. securities laws and the rules of the NYSE, meaning, in general, that they do not have any relationships that might compromise their ability to make an independent judgment or to act in our best interests. Mr. Michaleski is not independent because he is our Chief Executive Officer (CEO). Thomas Buchanan was not considered independent following the acquisition of Provident Energy Ltd. (Provident) because he was the President and CEO of Provident until April 30, 2010, but will be considered independent as of April 30, 2013.

Our policy on majority voting

The board has adopted a majority voting policy for directors that requires individual voting for each director. Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

If a nominated director does not receive a majority of votes, the governance committee will review the results, note any extraordinary circumstances and recommend to the board whether it should accept the resignation. The director doesn't participate in these discussions and the governance committee is expected to accept the resignation unless there are exceptional circumstances. The committee will consider things like the director's experience and qualifications, the current composition and priorities of the board and the reasons shareholders gave for withholding their votes for the nominated director.

The board will consider the committee's recommendation and make a decision within 90 days of the meeting whether to accept the director's resignation. It will announce its decision in a news release and, if appropriate, include the reasons for rejecting the director's offer to resign.

If the board accepts the resignation, it can appoint a new director, call a special meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting (if corporate law allows).

Our majority voting policy doesn't apply if a director election is contested.

Director profiles

The following profiles give information about each nominated director, including their background and experience, meeting attendance, share ownership and other public company boards they serve on.

All information is as of December 31, 2012 unless indicated otherwise. Holdings of Pembina common shares and restricted share units (RSUs) are as of December 31, 2012 and based on $28.46, the closing price of our common shares on the TSX on December 31, 2012.

Non-management directors as a group beneficially own, direct or control 635,740 common shares and 58,734 RSUs totalling $20,022,746.40. Mr. Michaleski is the only nominated director who is eligible to receive performance share units (PSUs) because he is an employee of Pembina and is compensated in his role as CEO. See Executive compensation beginning on page 50 for more information.

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Former directors of Provident

Three directors nominated for re-election this year (Grant Billing, Randall Findlay and Jeffrey Smith) are former directors of Provident. Mr. Findlay has been a director of Pembina since 2007.

We assumed all of Provident's obligations under their long-term incentive plans, including the cliff restricted share units (CRSUs) previously granted to members of Provident's board of directors. Mr. Billing, Mr. Findlay and Mr. Smith each hold 6,681 CRSUs. These units vest on the third anniversary of their grant date and entitle them to a cash payout based on the market value of Pembina shares on the vesting date.

Director since April 2, 2012 Calgary, AB Canada Experience Industry knowledge Human resources/compensation Investment banking Financial Corporate governance CEO Risk

Grant D. Billing (61) | Independent

Mr. Billing was the Chairman and CEO of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company), from July 2006 to November 2011 and Executive Chairman from 1998 to 2006. He is currently Chairman of the Board of Superior Plus Corp.

Mr. Billing has extensive strategic and business experience gained over more than 30 years in various CEO and senior management roles, including as President and CEO of Norcen Energy Resources Ltd. Corp from 1994 to 1998.

Mr. Billing has served as Chairman and Director of several public companies and as Director and Chairman of the Canadian Association of Petroleum Producers.

His academic credentials include a Bachelor of Science degree from the University of Calgary and a Chartered Accountants designation.

Board and committee membership and attendance
Board of directors	6 of 6 meetings	100%
Audit committee	3 of 3 meetings	100%
Human resources and compensation committee	6 of 6 meetings	100%

Other public company boards and committee memberships
Superior Plus Corp. | TSX	Chairman

Securities held
Year	Common shares	Restricted units[1]	Total value	Meets share ownership guidelines
2012	37,622	6,651	$1,283,204.12	yes

Options	nil
Convertible debentures[2]
Series E	$1,000,000
Series F	$2,000,000
[1]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).
[2]	Series E debentures may be converted to common shares at $24.94 per share for each $1,000 of principal converted before December 31, 2017. Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	17

Director since August 2010

Calgary, AB

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Risk

Thomas W. Buchanan (57) | Independent as of April 30, 2013

Mr. Buchanan is the Chairman and CEO of Charger Energy Corporation (a public oil and natural gas exploration, development and production company) and the former President and CEO of Provident Energy Trust (CEO from March 2001 to April 30, 2010, President and CEO from June 2006 to April 30, 2010). Mr. Buchanan was not considered independent following the Provident acquisition because he was the former President and CEO of Provident, but will be considered independent as of April 30, 2013.

Before joining Provident, Mr. Buchanan was the President and CEO of Founders Energy Ltd. from 1993 to 2001 and the Chief Financial Officer of Bankeno Resources from 1988 to 1991. Prior to 1988, he held various financial management positions with Canadian-based firms.

Mr. Buchanan graduated from the University of Calgary with a Bachelor of Commerce in 1980, completed his chartered accountant designation in 1981 and was appointed a Fellow of the Institute of Chartered Accountants of Alberta in 2010.

He is chair of Renfrew Educational Services, a not-for-profit educational organization for children with special needs, a member of the board of the Edge School for Athletes, a member of the Management Advisory Council for the Haskayne School of Business at the University of Calgary and a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors[1]	8 of 9 meetings	89%
Audit committee	1 of 1 meeting	100%
Governance committee	1 of 1 meeting	100%
Health, safety and environment committee	2 of 2 meetings	100%
Human resources and compensation committee	1 of 1 meeting	100%
Special committee	2 of 2 meetings	100%
[1]	Mr. Buchanan was not able to attend one meeting of the board of directors because he had a scheduling conflict.

Other public company boards and committee memberships[2]
Athabasca Oil Corporation | TSX	Audit, Compensation and governance
Charger Energy Corporation | TSX	Chairman of the Board
Hawk Exploration Limited | TSX-V	Audit
[2]	Mr. Buchanan was a director of Emera Incorporated until June 2012 and of Pace Oil and Gas Limited until February 25, 2013.
Securities held
Year	Common shares	Restricted units[3]	Total value	Meets share ownership guidelines
2012	10,359	6,303	$504,823.14	yes

Options	nil

Convertible debentures	nil
[3]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	18

Director since July 2006

Calgary, AB

Canada

Experience

Engineering/operational excellence

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Government relations

Corporate governance

CEO

Allan L. Edgeworth (62) | Independent

Mr. Edgeworth has been the President of ALE Energy Inc., a private consulting company, since 2005. He has held a number of positions at the senior executive level, most recently as President and CEO of Alliance Pipeline Ltd., the general partner of Alliance Pipeline Limited Partnership, a public natural gas pipeline entity (2001 to 2004).

Mr. Edgeworth holds a Bachelor of Applied Science in Geological Engineering from the University of British Columbia and is a graduate of the Queen's University Executive Program.

He is a director of TSX-listed AltaGas Ltd. and Emera Incorporated and is a former Commission Member of the Alberta Securities Commission. Mr. Edgeworth has served on various industry association boards including the Interstate Natural Gas Association of America and the Canadian Gas Association. He is a past Chair of the Canadian Energy Pipeline Association.

Board and committee membership and attendance
Board of directors[1]	7 of 9 meetings	78%
Audit committee	4 of 4 meetings	100%
Health, safety and environment committee	3 of 3 meetings	100%

1 Mr. Edgeworth did not attend the meeting of the board of directors approving the acquisition of Provident and one other meeting because he had a scheduling conflict.

Other public company boards and committee memberships
AltaGas Ltd. | TSX	Audit, Environment, Occupational health and safety

Emera Incorporated | TSX	Management resources and compensation, Audit

Securities held
Year	Common shares	Restricted units[2]	Total value	Meets share ownership guidelines
2012	40,830	6,303	$1,372,027.80	yes

Options	nil

Convertible debentures[3]
Series C	$100,000
[2]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).
[3]	Series C debentures may be converted to common shares at $28.55 per share for each $1,000 of principal converted before November 30, 2020.

Pembina Pipeline Corporation • Management information circular	19

Director since March 2007

Calgary, AB

Canada

Experience

Engineering/operational excellence

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Risk

Randall J. Findlay (62) | Independent

Mr. Findlay is a corporate director. He was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a Director of Provident from 2001 to 2012. Prior to that he served in various executive positions for 20 years in the oil and gas industry, including senior positions at NOVA and TransCanada PipeLines.

Mr. Findlay is board chair of HNZ Group Inc. and a director of Superior Plus Corp., Charger Energy Inc. and Whitemud Resources, all public companies. He is also a director of several private companies. He is a board member and past chair of the Alberta Children's Hospital Foundation.

Mr. Findlay is a Professional Engineer and has a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Board and committee membership and attendance
Board of directors	8 of 9 meetings[1]	89%
Governance committee	1 of 1 meetings	100%
Human resources and compensation committee	7 of 7 meetings	100%
Audit committee	3 of 3 meetings	100%

1 Mr. Findlay did not attend the meeting of the board of directors approving the acquisition of Provident.

Other public company boards and committee memberships[2]
HNZ Group Inc. | TSX	Compensation, Corporate governance and nominating, Audit, Chair of the Board

Superior Plus Corp. | TSX	Governance and nominating

Whitemud Resources Inc. | TSX-V	Audit (chair)

Charger Energy Inc. | TSX	Compensation governance and nominating (chair), Reserves

2 Mr. Findlay was a director of Compton Petroleum Corporation from February 2012 to September 2012. Compton was a TSX listed company that was privatized by way of an acquisition of all of its issued and outstanding common shares by MFC Industrial Ltd. on September 11, 2012. It was actively engaged in the development and production of natural gas, natural gas liquids, and crude oil in western Canada.

Securities held
Year	Common shares	Restricted units[3]	Total value	Meets share ownership guidelines
2012	139,299	12,954	$4,386,938.54	yes

Options	nil

Convertible debentures[4]
Series F	$200,000
[3]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).
[4]	Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	20

Director since October 1997 Calgary, AB Canada Experience Industry knowledge Financial Corporate governance CEO Risk

Lorne B. Gordon (68) | Independent

Mr. Gordon is an independent businessman who served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and as President and CEO from 1997 to 2004. Mr. Gordon was the President and CEO of Pembina Resources Limited from 1985 to 1993.

Until 2007, Mr. Gordon was a director of the privately held companies Mancal Corporation, Mancal Energy and Mancal Coal.

He is a past Chairman of the Canadian Petroleum Association and a founding member of the Board of Governors of the Canadian Association of Petroleum Producers.

Mr. Gordon received his Chartered Accountant Designation in 1971.

Board and committee membership and attendance
Board of directors (Chairman)	9 of 9 meetings	100%
Governance	2 of 2 meetings	100%
Health, safety and environment	3 of 3 meetings	100%
Special committee	2 of 2 meetings	100%

Other public company boards and committee memberships
none

Securities held
Year	Common shares	Restricted units[1]	Total value	Meets share ownership guidelines
2012	354,083	7,266	$10,319,311.18	yes

Options	nil

Convertible debentures	nil

1 Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	21

Director since August 2010 Toronto, ON Canada Experience Human resources/compensation Investment banking Financial Corporate Governance Risk

David M.B. LeGresley (54) | Independent

Mr. LeGresley is a corporate director. He was an executive of National Bank Financial and spent 12 years with that company, most recently serving as Vice Chairman (2006 to 2008).

Mr. LeGresley has extensive experience in the financial services industry, including positions at Salomon Brothers Canada (1990 to 1996) and CIBC Wood Gundy (1986 to 1990). He also serves as a director of a TSX-listed company, Equitable Group Inc. and one private company, Woodland Biofuels Inc.

He received a Bachelor of Applied Science Degree in Engineering from the University of Toronto in 1981 and a Master of Business Administration from Harvard Business School in 1986.

Mr. LeGresley is a graduate of the Institute of Corporate Directors – Rotman Directors Education Program and a member of the Institute of Corporate Directors. He currently sits on the advisory committee for CANFAR (the Canadian Foundation for AIDS Research).

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Health, safety and environment committee	1 of 1 meetings	100%
Audit committee	3 of 3 meetings	100%
Human resources and compensation committee	7 of 7 meetings	100%
Special committee	2 of 2 meetings	100%

Other public company boards and committee memberships
Equitable Group Inc.	Audit

Securities held
Year	Common shares	Restricted units[1]	Total value	Meets share ownership guidelines
2012	24,615	6,303	$910,548.90	yes

Options	nil

Convertible debentures[2]
Series C	$400,000
Series E	$50,000

[1]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

[2]	Series C debentures may be converted to common shares at $28.55 per share for each $1,000 of principal converted before November 30, 2020. Series E debentures may be converted to common shares at $24.94 per share for each $1,000 of principal converted before December 31, 2017.

Pembina Pipeline Corporation • Management information circular	22

Director since January 2000

Calgary, AB

Canada

Experience

Engineering/operational excellence

Major capital projects

Industry knowledge

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Robert B. Michaleski (60) | Non-independent

Mr. Michaleski has been the CEO of Pembina since January 2000. Until February 15, 2012 he also served as President. He is currently a director of one private company, Coril Holdings Ltd.

Mr. Michaleski has served Pembina in various senior management and executive capacities for over 30 years. He was appointed Controller in 1980 and Vice-President, Finance in 1992. In connection with Pembina's initial public offering in October 1997, he was named Vice-President, Finance and Chief Financial Officer.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978.

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%

Other public company boards and committee memberships
none

Securities held
Year	Common shares	Restricted units[1]	Total value	Meets share ownership guidelines
2012	451,433	75,351	$15,427,089.12	yes

Options	nil

Convertible debentures	nil

[1]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Director since December 2008

Calgary, AB

Canada

Experience

Engineering/operational excellence

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

Risk

Leslie A. O'Donoghue (50) | Independent

Ms. O'Donoghue has been Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products), a TSX and NYSE listing company, since October 30, 2012. She was formerly Executive Vice President, Operations of Agrium (2011 to 2012) and Chief Legal Officer and Senior Vice President, Business Development of Agrium (1999 to 2011).

Before joining Agrium in 1999, Ms. O'Donoghue was a partner in the national law firm Blake, Cassels & Graydon LLP.

Ms. O'Donoghue holds a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queens University. She was admitted to the Alberta Bar in 1989.

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Health, safety and environment committee	1 of 1 meetings	100%
Governance committee	2 of 2 meetings	100%
Human resources and compensation committee	6 of 6 meetings	100%
Special committee	2 of 2 meetings	100%

Other public company boards and committee memberships
none

Pembina Pipeline Corporation • Management information circular	23

Securities held
Year	Common shares	Restricted units[1]	Total value	Meets share ownership guidelines
2012	24,512	6,303	$907,617.52	yes

Options	nil

Convertible debentures	nil

[1]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Director since April 2012

Calgary, AB

Canada

Experience

Engineering/operational excellence

Industry knowledge

Safety, health and environment

Human resources/compensation

Investment banking

Corporate governance

Jeffrey T. Smith (65) | Independent

Mr. Smith is an independent businessman and private investor with extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of Pace Oil & Gas Ltd. and NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

Mr. Smith's academic credentials include a Bachelor of Science (Geology) degree from the University of Ottawa. He is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Board and committee membership and attendance[1]
Board of directors	5 of 6 meetings	83%
Governance committee	1 of 1 meetings	100%
Health, safety and environment committee	2 of 2 meetings	100%

1 Mr. Smith was appointed to the board on April 2, 2012. He was not able to attend one meeting of the board of directors due to a scheduling conflict.

Other public company boards and committee memberships
Pace Oil & Gas Limited | TSX	Reserves (chair), Compensation, Corporate governance

NAL Resources Limited	Health, safety, environment and reserves(chair), Corporate governance and compensation

Securities held
Year	Common shares	Restricted units[2]	Total value	Meets share ownership guidelines
2012	4,420	6,651	$338,275.20	yes

Options	nil

Convertible debentures	nil

[2]	Restricted units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	24

Meeting attendance

We expect our directors to attend all board meetings and all of their committee meetings. Generally directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on two committees.

			Committee meetings
	Board meetings		Audit	Governance	Human resources and compensation	Health, safety and environment	Special[7]	Total
G. Billing[1]	6 of 6	100%	3 of 3		6 of 6			15 of 15	100%
T. Buchanan[2]	8 of 9	89%		1 of 1	1 of 1	2 of 2	2 of 2	14 of 15	93%
A. Edgeworth	7 of 9	78%	4 of 4			3 of 3 (chair)		14 of 16	88%
R. Findlay[3]	8 of 9	89%	3 of 3	1 of 1	7 of 7 (chair)			19 of 20	95%
L. Gordon	9 of 9 (chair)	100%		2 of 2		3 of 3	2 of 2	16 of 16	100%
D. LeGresley[4]	9 of 9	100%	3 of 3 (chair)		7 of 7		2 of 2	21 of 21	100%
R. Michaleski	9 of 9	100%						9 of 9	100%
L. O'Donoghue[5]	9 of 9	100%		2 of 2 (chair)	6 of 6	1 of 1	2 of 2	20 of 20	100%
J. Smith[6]	5 of 6	83%		1 of 1		2 of 2		8 of 9	89%
[1]	Mr Billing was appointed to the board and to the audit and human resources and compensation committees, on April 2, 2012. His first board meeting was on April 12, 2012. His first meetings of the audit and human resources and compensation committees were on May 1, 2012.

[2]	Mr Buchanan stopped being a member of the audit committee and the human resources and compensation committees as of April 2, 2012. His last meetings were on February 14, 2012. He was appointed to the governance committee and the health, safety and environment committee on April 2, 2012. His first meeting of the audit committee was on August 8, 2012. His first meeting of the health, safety and environment committee was on May 2, 2012.

[3]	Mr. Findlay stopped being a member of the governance committee as of April 2, 2012 and his last meeting was on February 13, 2012.

[4]	Mr. LeGresley stopped being a member of the health, safety and environment committee as of April 2, 2012 and his last meeting was on February 13, 2012. He was appointed to the audit committee on April 2, 2012. His first meeting was on May 1, 2012 and he attended the February 14, 2012 meeting as a guest.

[5]	Ms. O'Donoghue stopped being a member of the health, safety and environment committee as of April 2, 2012. Her last meeting was on February 13, 2012.

[6]	Mr. Smith was appointed to the board and the health, safety and environment and governance committees on April 2, 2012. His first meeting of the health, safety and environment committee was on May 2, 2012. His first meeting of the governance committee was on August 8, 2012.

[7]	The board established a special committee on December 1, 2011 to evaluate the transaction with Provident.

Pembina Pipeline Corporation • Management information circular	25

Board tenure

Our current directors have served on our board anywhere from one to 16 years. We do not have term limits because our priority is to assemble a board with the right mix of skills and experience for providing strong stewardship. The board recognizes that a longer serving director can make a growing contribution to the board over time. It must balance this with some turnover in membership to generate fresh ideas and perspectives on various issues and our business in general.

	years on our board
G. Billing	1

T. Buchanan	3

A. Edgeworth	7

R. Findlay	6	average tenure is 6 years

L. Gordon	16

D. LeGresley	3

R. Michaleski	13

L. O'Donoghue	5

J. Smith	1

A director generally retires from our board or does not stand for re-election once he or she has turned 70, unless the board determines otherwise.

Other directorships

Some of our directors serve together on other public company boards.

Pembina directors serving together on other boards
	G. Billing	T. Buchanan	R. Findlay
Charger Energy		✓	✓
Corporation		(Chairman & CEO)

Superior Plus Corp.	✓		✓
(Chairman)

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards.

Directors who want to serve on the board of another publicly traded company must notify the chair of our governance committee before accepting the nomination. The board reviews the directorships every year. If two or more directors serve together on another public company board, the board will review the situation and decide a director should continue to serve on our board. It may grant an exception in some circumstances. The governance committee has reviewed the public company directorships currently held by our directors and has determined that they are appropriate.

Our directors can serve on up to four other public company boards and members of our audit committee can serve on a maximum of two other public company audit committees.

Pembina Pipeline Corporation • Management information circular	26

Skills and experience

The table below shows the kinds of skills and experience we track and the number of directors who have them. You can find specific details about each nominated director's background in our director profiles starting on page 18.

	Grant Billing	Thomas Buchanan	Allan Edgeworth	Randall Findlay	Lorne Gordon	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Jeffrey Smith
Engineering/operational excellence			✓	✓			✓	✓	✓

Industry knowledge - pipelines		✓	✓	✓	✓		✓

Industry knowledge - midstream	✓	✓		✓			✓		✓

Industry knowledge - natural gas liquids (NGL)	✓	✓		✓			✓		✓

Major capital projects	✓	✓	✓	✓			✓	✓

Safety, health and environment		✓	✓	✓			✓	✓	✓

Human resources/compensation	✓	✓	✓	✓		✓	✓	✓	✓

Investment banking	✓	✓		✓		✓	✓	✓	✓

Financial expertise	✓	✓		✓	✓	✓	✓	✓

Risk expertise	✓	✓		✓	✓	✓		✓

Government relations			✓

Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓

CEO	✓	✓	✓	✓	✓		✓

Continuing education

The table below gives details about our director education program in 2012.

Date	Event	Presenter	Who attended
January 10	Director Compensation	Institute of Corporate Directors	Randall Findlay
February 13	Corporate Governance and Certain Other Implications of Pembina Pipeline Corporation Listing on NYSE	Jeff Bakker and Chad Schneider, Blake Cassels & Graydon LLP Andrew Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP	Randall Findlay Lorne Gordon Robert Michaleski Leslie O'Donoghue

June 13	Audit Committee Effectiveness Seminar	Institute of Corporate Directors	David LeGresley
October 1	Compensation Philosophy Overview	Debbie Sulkers, Vice President, Corporate Services, Pembina	Grant Billing Randall Findlay David LeGresley Robert Michaleski Leslie O'Donoghue
October 1	North American NGL Market Overview	Gerry Goobie, Purvin & Gertz	directors, officers
November 2	Tour of Redwater Fractionation and Storage Facility	Pembina field personnel	Thomas Buchanan Allan Edgeworth Randall Findlay Lorne Gordon David LeGresley Robert Michaleski Jeffrey Smith
December 6	Enterprise Risk Oversight	Institute of Corporate Directors	Thomas Buchanan

Pembina Pipeline Corporation • Management information circular	27

2. Governance

Strong stewardship and governance are essential to operating our business effectively. We're committed to maintaining high standards of governance and ethics throughout our business.

Our governance program and practices are aimed at:

•	enhancing and preserving value;
•	protecting dividends;
•	meeting our obligations to all stakeholders; and
•	operating in a safe, reliable and environmentally responsible way.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us.

Principles of good governance

Board independence	✓	an independent chair of the board
✓

majority of the board is independent (89% or eight of our nine directors will be independent as of April 30, 2013)

(Thomas Buchanan was not considered independent following the Provident acquisition because he was the President and CEO of Provident until April 30, 2010, but will be considered independent as of April 30, 2013.)

	✓	the board meets in-camera meetings without management at every regularly scheduled meeting
Board effectiveness	✓	individual (not slate) voting for directors
	✓	formal process for nominating directors
	✓	director orientation and director education focused on business strategy and risk management
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal assessment process

Integrity and ethical conduct	✓	a formal code of ethics, including annual certification of compliance by employees, directors and executive officers
Organizational effectiveness	✓	formal position descriptions for directors and executive officers
	✓	succession planning for the CEO and other executives

Policies, standards and practices

A variety of policies, programs and practices establish our governance framework. Many of them are available in the governance section of our website (www.pembina.com).

Code of ethics

One of our most valuable assets is our reputation as a reliable and responsible energy services producer with consistent financial performance and long-term financial stability. Fostering a culture that promotes integrity and ethical conduct is key to maintaining this reputation.

Pembina Pipeline Corporation • Management information circular	28

All employees, officers and directors of Pembina are governed by a code of ethics that sets out principles for ethical conduct in 10 key areas:

•	conflicts of interest;
•	compliance with the law;
•	health, safety and environmental matters;
•	integrity of financial information;
•	shareholder relations;
•	privacy and confidentiality;
•	protecting our assets and records;
•	entertainment, gifts and other payments;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Directors, officers and employees must sign an acknowledgement that they have read and understand the code and will review all updates and related policies and comply with them.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code. If any aspect of the code is being waived, it must be approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005 and no material change reports have been filed related to any director or executive officer. The last update of the code was in 2012.

Whistleblower policy

Our whistleblower policy encourages employees, officers, directors and other stakeholders to raise concerns about corporate conduct, business ethics or financial practices at Pembina, without fear of discrimination, retaliation or harassment.

We encourage employees to speak to a supervisor or executive officer first, however, any concern can be raised privately or, if necessary, anonymously by writing to the chair of the board. If an individual communicates directly to the chair of the board or another director, the chair will consult with the other directors and then with management to decide how to best respond.

Concerns related to financial statement disclosure, accounting, internal accounting controls or auditing matters are referred to the chair of the audit committee.

Disclosure policy

Our disclosure policy covers the confidentiality of business information and the timely reporting of developments that have a significant and material impact on our value.

Our disclosure committee is made up of senior officers and others who are responsible for reviewing all disclosure before it is submitted to the board for its review and approval and then released publicly.

Other policies

Our health, safety and environment policy, respectful workplace policy and aboriginal relations policy also guide our operations and business activities and how we interact with each other and our external stakeholders.

About the board

The board of directors oversees our business, provides guidance to management and monitors their activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

Pembina Pipeline Corporation • Management information circular	29

The board fulfils its stewardship duties directly and by delegating certain responsibilities and tasks to its four standing committees (see Appendix D for a copy of the board mandate).

What we expect of our directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our shareholders.

We look for individuals with an inquisitive and objective approach, practical wisdom, mature judgment, outstanding ability in their fields and a willingness to devote the time needed to actively serve on our board and board committees.

Attendance and active participation

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues.

We expect our directors to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics. If a director or executive officer has a material interest in a potential transaction or agreement, it must be reviewed and approved by the board.

If a director has a potential conflict of interest on a matter the board is considering, they must disclose the interest, refrain from voting on the matter and leave the meeting if asked.

Independence

At the date of the meeting, eight of our nine directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests.

Independence of directors is assessed annually. The board uses the independence criteria that meet or exceed the following standards:

•	National Policy 58-201, Corporate Governance Guidelines;
•	National Instrument 52-110, Audit Committees;
•	U.S. Securities and Exchange Commission rules and regulations;
•	Sarbanes-Oxley Act of 2002; and
•	NYSE rules.

This is described in detail in our Standards for Director Independence, which you can find on our website.

In-camera sessions

The board meets in-camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management and the non-independent directors present.

In 2012, the independent directors met without management nine times and without the non-independent directors twice. Thomas Buchanan was not considered independent following the Provident acquisition because he was the President and CEO of Provident until April 30, 2010, and will be considered independent as of April 30, 2013.

Pembina Pipeline Corporation • Management information circular	30

Position descriptions

The board has developed position descriptions for the chair of the board and committee chairs, the CEO, President and Chief Operating Officer, Chief Financial Officer and the Corporate Secretary, outlining the scope and responsibilities of each role.

Chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it's in the best interests of the company to appoint a chair who is not independent.

We have had separate Chair of the board and CEO positions since going public in 1997. Our current chair, Lorne Gordon, is a former President and CEO of Pembina Resources Limited (1985 to 1993) but is considered independent now because it has been more than three years.

The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making. The chair:

•	oversees board direction and administration;
•	works to build a strong governance culture and ensure the board works together as a cohesive team;
•	monitors progress on strategic planning and implementation; and
•	reviews the effectiveness of individual directors at least once a year.

The chair of the board, in conjunction with the governance committee, also selects the chair of each committee. The chair of each committee provides leadership to their committee and reports to the board.

Strategic planning

The board participates at least once a year in a dedicated strategy session with management that includes reviewing the company's current activities and future growth opportunities, including input from third-party advisors about industry or other trends and developments that may benefit us or pose a risk. The board also regularly discusses strategic initiatives at most regular board meetings.

The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

Risk management

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of this responsibility, the board makes sure we have:

•	a management system — for identifying the principal risks to our business;
•	procedures — for monitoring and mitigating our risks; and
•	management processes — for addressing corporate, regulatory, securities and other compliance requirements.

The board is also responsible for confirming that we have processes in place to comply with our articles, by-laws, code of ethics and other significant policies and procedures. It also reviews our insurance coverage every year.

Pembina Pipeline Corporation • Management information circular	31

A full review of both Provident and Pembina’s enterprise risk management processes was conducted in 2012, which resulted in the introduction of a new risk management policy and process in 2012 that improves the way we identify and manage risks across our organization. We use a broad based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. We follow defined principles to help us identify and mitigate uncertainties that can have a negative effect on our business activities and on our ability to achieve our corporate objectives and our strategic plan. The board also works with management to ensure our enterprise risk management system is robust.

Our risks fall into five categories:

•	strategic;
•	operational and health, safety and environment;
•	financial and technological;
•	human resources; and
•	regulatory.

Management is responsible for developing and implementing controls and for any risk assessments. The risk management committee meets at least monthly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

The board of directors has overall responsibility for risk oversight and specific responsibility for strategic business risks and regulatory risks. It has delegated parts of this responsibility to the board committees, as follows:

•	Audit committee: monitors financial and technological risks.
•	Human resources and compensation committee: oversees compensation risk, talent management risk and succession risk.
•	Health, safety & environment committee: reviews the policies and systems related to safety, health and environmental risks and related operational risks.
•	Governance committee: assists the board in establishing appropriate risk oversight functions at the board and board committee levels.

Management reports periodically to the board committees on the risks they are responsible for and presents a report to the governance committee once a year, that summarizes the risk management committee's review of risk identification, management and reporting, and any deficiencies identified.

You can read more about the board committees starting on page 37.

Financial management and reporting

The board is responsible for approving our financial statements and reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business. It approves our annual operating and capital budgets, cash management plans and strategies, significant changes to our accounting policies and practices, and all activities related to our cash accounts and cash investment portfolios, including establishing and maintaining bank, investment and brokerage accounts.

The board also makes sure we have a system for tracking and responding to complaints about accounting, internal accounting control or auditing matters, including anonymous complaints we may receive from employees or others. You can read about our whistleblower policy on page 31.

Compensation

Director compensation

The board is responsible for setting director compensation, making sure it adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and trends in director compensation. It also works with the human resources and compensation committee to review from time to time the competitiveness of our compensation and the compensation of the board chair and committee chairs.

Executive compensation

All decisions about compensation of the CEO and other senior executives must be approved by the board.

Pembina Pipeline Corporation • Management information circular	32

The board works with the human resources and compensation committee, and independent advisors retained by the human resources and compensation committee, to determine compensation for our CEO and other senior officers, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 44 and the role and responsibilities of the human resources and compensation committee on page 40.

Succession planning

The board is responsible for approving the management succession process and for reviewing succession plans for the CEO, the management team and other executives every year. There are also development plans for all employees who are successors to the executive team.

The executive team meets quarterly to review the succession plan, identify high potential employees and make sure employee development is progressing as planned. The CEO meets with the HRCC at least once a year to discuss the succession plan, review succession candidates for the CEO position and prepare development plans for possible CEO successors.

Assessing the board

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively and to encourage continuous improvement. We complete formal assessments once a year.

The board establishes the assessment criteria based on recommendations from the governance committee. The chair of the board leads the assessment, with input from all directors. Each director completes a questionnaire assessing each committee's performance against its mandate, as well as overall board performance in areas like governance processes and administration, fiduciary oversight, strategic planning and business decisions, and financial matters.

At the end of the process, the chair summarizes the results, including areas for improvement and the board discusses and considers appropriate implementation measures.

Board renewal

Skills and composition

The board regularly evaluates the competencies and skills of its members against the competencies and skills it needs for proper oversight, effective decision-making and fulfilling its mandate.

Goals include ensuring there is a good mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making. The board also considers the potential need for a more diverse group over time, including gender, age, geographic location and business and other experience.

See our board skills matrix on page 28.

New candidates

Shareholders elect individual directors at our annual shareholders' meeting by a majority of votes cast for each nominee. The board can also appoint new directors between meetings to fill vacancies, or call a special shareholders' meeting to elect a new candidate.

The governance committee recommends new director nominees to the board and the board approves and proposes the final list of nominated directors to shareholders. Because they know our company and the board well, we encourage directors to identify potential candidates.

The board considers the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, governmental and civic experience. It also considers the skills matrix of the current board to balance the qualities of the new candidate with the composition of the board and how the candidate would bring diversity to the board.

Pembina Pipeline Corporation • Management information circular	33

The board also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

Orientation and continuing education

The governance committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

•	corporate governance guidelines;
•	board mandate;
•	committee charters ;
•	terms of reference for directors;
•	position descriptions for the board chair, committee chairs and the executive officers ;
•	key corporate policies; and
•	other relevant corporate and board information.

New directors also attend orientation sessions to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business, including:

•	Annual strategic briefings — typically include reviews of the competitive environment, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed.
•	Corporate governance issues and trends — regularly briefings on corporate governance developments and emerging best practices.
•	Industry and other issues and trends — presentations from time to time by external consultants about general industry trends or other topics of interest.

See page 28 for details about our director education program in 2012.

Communicating with the board

We're committed to providing investors with timely and accurate information about our strategy, performance and business activities.

In addition to filing disclosure documents with securities regulators, we participate in industry sponsored conferences, and host investor days and conference calls and webcasts to review our financial and operating results.

Shareholders can ask questions and provide feedback to management and the board at our annual shareholders meeting. You can also contact the board through our Corporate Secretary:

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

3800, 525 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Pembina Pipeline Corporation • Management information circular	34

Shareholder proposals

If you want to present a shareholder proposal at our 2014 annual general meeting, you must submit it by February 7, 2014 to be considered for next year's management information circular.

Send your shareholder proposal to the Corporate Secretary at the above address.

Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit
•	Governance
•	Human resources and compensation
•	Health, safety and environment

Each committee is governed by a written charter, which is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the board committees must be independent, except for our health, safety and environment committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year after the annual meeting to review the composition of each committee and adjust as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors on page 18.

Pembina Pipeline Corporation • Management information circular	35

Audit committee

The audit committee is responsible for overseeing our financial reporting and for monitoring risk management, internal controls and our internal and external auditors. It meets quarterly with management and the external auditors and separately with the auditors.

It assists the board's oversight of the external auditor's qualifications, independence and performance and works to increase the transparency, credibility and objectivity of our financial reporting. Members of the audit committee also facilitate communication between management, the external auditors and the board.

The committee met four times in 2012. All of these meetings included the external auditor and time without management present.

Members	David LeGresley (chair) Grant Billing	Allan Edgeworth Randall Findlay
David LeGresley is a financial expert and all of the members are financially literate.
Independence

100%

Each of the four directors met the independence criteria as of April 2013, within the meaning of National Instrument 52-110, Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications	•	accountant, financial experience or accreditation
	•	all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements.

Key responsibilities	Financial reporting integrity
	•	reviewing our financial statements, MD&A and earnings press releases
	•	reviewing our audited financial statements and recommending them to the board for review and approval
	•	reviewing changes in accounting policies and other significant reporting matters

Financial risk oversight
	•	monitoring our asset retirement obligations
	•	appointing, compensating and overseeing the external auditor
	•	recommending and approving changes related to risk management, actuarial valuation and funding for our pension plan
	•	overseeing our internal controls and procedures

Other
	•	whistleblower policy and procedures

2012 highlights
	•	reviewed accounting policies and monitored the integration of financial systems after our acquisition of Provident
	•	approved an Internal Audit and Compliance Charter that has Internal Audit reporting to the Chair of the Audit Committee
	•	reviewed the process of undertaking commodity hedges for the NGL business
	•	conducted a review of credit extended to counterparties and approved limits
	•	monitored financial risks

Pembina Pipeline Corporation • Management information circular	36

Governance committee

The governance committee is primarily responsible for helping the board develop, implement and monitor Pembina's corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met twice in 2012. Both of these meetings included time without management present.

Members	Leslie O'Donoghue (chair) Thomas Buchanan	Lorne Gordon Jeffrey Smith
Independence	100% (as of April 30, 2013)

(Thomas Buchanan was not considered independent following the Provident acquisition because he was the President and CEO of Provident until April 30, 2010, and will be considered independent as of April 30, 2013.)

Qualifications	•	governance committee of other public companies
	•	legal, compliance or regulatory background
	•	CEO or senior executive experience

Key responsibilities	Board governance
	•	board size and composition
	•	director orientation, education and training
	•	eligibility and selection criteria, including independence and financial literacy
	•	recommending director candidates for election to the board and appointment to chair of the board and CEO positions
	•	annual board, director and committee assessments

Compliance and disclosure
	•	monitoring best governance practices and our compliance with governance related laws and regulations
	•	approving our disclosure policy and overseeing our policies, procedures and the disclosure committee
	•	assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2012 highlights
Director succession
	•	reviewed and updated the board composition matrix and director succession planning process
	•	reviewed and recommended committee membership to the board

Corporate governance best practices
	•	reviewed and recommended:
• amendments to the corporate policies, committee charters and board mandate
• adoption of independence standards, governance guidelines and statement of significant differences addressing NYSE requirements
• other housekeeping updates
	•	assessed relationships between Pembina and each director and recommended to the board that eight out of the director nominees are independent
	•	monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices, including compliance with SEC requirements related to Pembina's listing on the NYSE

Pembina Pipeline Corporation • Management information circular	37

Evaluation of the board, board committees, chairs and individual directors

•     assessed director independence and reviewed director relationships, commitments and interlocks

•     evaluated the board and its committees in conjunction with the board chair

•     reviewed the board and committee charters and corporate policies

Public disclosure

•     reviewed and approved for recommendation to the board the information related to corporate governance in this circular

Human resources and compensation committee

The human resources and compensation committee's primary responsibility is overseeing our compensation programs, including reviewing and approving recommendations about our general compensation philosophy, director and executive compensation, and overseeing the development and administration of our compensation programs.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for making sure all plans and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business.

The committee conducts thorough competitive evaluations each year and may consult an independent firm for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 46 and our executives on page 50. Details about compensation governance at Pembina can be found on page 44.

The committee met seven times in 2012. All of these meetings included time without management present.

Members	Randall Findlay (chair) Grant Billing	David LeGresley Leslie O'Donoghue
Independence	100%
Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience
Key responsibilities

Compensation philosophy and approach

•     reviewing and approving our compensation philosophy

•     reviewing and recommending our executive compensation and incentive programs

•     recommending director compensation including retainers and meeting fees

Program oversight

•     reviewing compensation design, corporate objectives and executive performance targets

•     reviewing employment agreements, severance arrangements and change of control agreements for CEO and other senior executives

Annual performance and compensation

•     recommending individual elements of total compensation for the CEO and executive officers

•     approving the annual report on executive compensation and public disclosure

Compensation risk oversight

•     ensuring executive compensation is aligned with Pembina' short- and long-term goals

Pembina Pipeline Corporation • Management information circular	38

•     monitoring legal and stock exchange compliance

2012 highlights

•     education regarding Pembina's compensation program for committee members, as well as the two new members of the committee

•     education related to 2012 Canadian Coalition for Good Governance (CCGG) and Institutional Shareholder Services (ISS) guidelines

•     reviewed executive share ownership and share retention requirements

•     education on trends:

•     implications of the US Dodd Frank Act on Canadian companies

•     say on pay

•     risk management

•     claw-back policies

Health, safety and environment committee

The health, safety and environment committee is 100% independent.

The committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, health, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met three times in 2012. All of these meetings included time without management present.

Members	Allan Edgeworth (chair) Thomas Buchanan	Lorne Gordon Jeffrey Smith
Independence

100% (as of April 30, 2013)

(Thomas Buchanan was not considered independent following the Provident acquisition because he was the President and CEO of Provident until April 30, 2010, and will be considered independent as of April 30, 2013.)

Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

•     overseeing the development, implementation and auditing of our health, safety and environmental management policies, programs, systems and practices

•     reviewing our health, safety and environmental strategy

Risk management

•     identifying health, safety and environmental risks and recommending appropriate programs to manage and reduce risks

•     monitoring current, pending or threatened legal action by or against us

Regulatory compliance and public disclosure

•     reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•     reviewing and approving our annual internal sustainability report

2012 highlights

•     toured our Redwater, Alberta Fractionation and storage facility

•     assisted the company in establishing 10 key health, safety and environmental performance measures

•     approved a safety culture improvement project for the company

Pembina Pipeline Corporation • Management information circular	39

3. Compensation

This section of our management information circular describes how we pay our directors and senior executives. We've grouped it into three sections:

Compensation governance	page 44

Describes how we oversee compensation and manage risk. It also tells you about our independent consultants.

Director compensation	page 46

Describes our approach to compensating directors, our expectations for share ownership and what we paid the directors in 2012.

Executive compensation	page 50

A thorough discussion of what we pay the named executives at Pembina and why, along with the results form 2012.

Pembina Pipeline Corporation • Management information circular	40

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension plan design, CEO performance planning and assessment and executive officer succession planning. (See page 40 for information about the committee, its responsibilities and its activities in 2012.)

The committee includes four directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy and financial matters. Together, they have the experience, skills and qualities necessary to support the committee in carrying out its mandate.

The table below shows the experience of the current members of the committee. The governance committee looks at the mix of skills and experience every year to make sure it remains appropriate.

	Related experience	Key biographical details (see page 18 for full biographies)
Randall Findlay (Chair)	• Executive leadership • Human resources/ compensation • Corporate Governance	• former energy industry president and CEO • chairs the compensation, governance and nominating committee of Charger Energy Corp, a junior TSX-listed oil and natural gas company
Grant Billing	• Executive leadership experience • Human resources/ compensation

•     holds a bachelors degree in science and a chartered accountants designation with over thirty years experience in senior energy company roles

•     has served as the chairman and director of a number of public companies and as director and chairman of the Canadian Association of Petroleum Producers

David LeGresley	• Executive leadership • Corporate governance • Human resources/ compensation

•     former investment banking executive with degrees in engineering and business administration

•     graduate of the Directors Education Program (Institute of Corporate Directors and Rotman School of Business), which includes segments on governance and designing and overseeing executive compensation programs

Leslie O'Donoghue	• Executive leadership • Corporate governance • Human resources/ compensation	• holds degrees in economics and law • Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc., a TSX and NYSE listed public company

Pembina Pipeline Corporation • Management information circular	41

Managing compensation risk

The committee is responsible for managing risk associated with compensation and strives to ensure that:

•	the overall design and components of our compensation program incorporate prudent risk management principles; and
•	compensation-related risk is considered as part of the decision-making process.

The committee structures our compensation programs to ensure executive compensation is aligned with our short- and long-term goals and reflects financial, operating and share performance, dividend payments and individual performance. It also ensures that our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply and our compensation objectives.

Our compensation program and practices are designed to prevent risks that could have a material adverse effect on our company and ensure alignment with the interests of our shareholders. These practices include, among other things:

•	building a strong governance culture and ensuring effective oversight;
•	understanding the impact of operating and share price performance on payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in long-term incentives;
•	using award ranges for annual incentive and long-term incentive programs to make sure awards are effectively linked to actual performance and not unduly influenced by one-time events;
•	requiring executives and directors to meet share ownership guidelines; and
•	requiring the full board to review and approve executive compensation recommendations.

Compensation risk is also mitigated through our compensation governance measures, which include:

•	share ownership guidelines;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading; and
•	applying a consistent compensation structure for the CEO, executive officers and all employees.

The compensation program discourages executive officers from undue risk-taking that could have a material adverse impact on the company by:

•	using balanced performance metrics to assess annual incentive award eligibility; and
•	including a combination of long-term incentives (RSUs and PSUs), that include both time and performance-based vesting criteria.

The committee believes this balanced use of performance elements reduces compensation risk by eliminating reliance on any single or limited number of factors to determine award eligibility and diversifying potential reward scenarios.

Building equity ownership

The committee believes executives and directors should show their commitment to Pembina by owning our common shares and as such, introduced share ownership guidelines on November 12, 2010. See page 48 read about our guidelines for directors and page 51 for our guidelines for executives.

Hedging

To keep executives and directors motivated to continue to build shareholder value, our Insider Trading and Reporting Policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Pembina Pipeline Corporation • Management information circular	42

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices and implemented an annual say on pay advisory vote, starting with this year's annual meeting.

Independent advice

The committee has been working with Mercer (Canada) Limited since 2002 as its advisor and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee's direction, work cooperatively with management to review or prepare material for the committee to review. The committee takes Mercer's information and recommendations into consideration, but the committee's decisions are its own responsibility.

Mercer's mandate in 2012 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation; and
•	presenting and discussing this information at two meetings of the committee.

Mercer was paid the following fees for professional services in 2011 and 2012:

	2011	2012
(thousands of dollars)
Executive compensation-related fees
Fees for services related to determining compensation for our directors and executive officers.	72.0	61.5

All other fees
Fees for pension administration and general advice related to compensation and benefits, including an annual compensation survey and miscellaneous consulting services related to employee compensation and human resources matters. The committee does not pre-approve these services.	128.0	190.5
	200.0	252.0

From time to time the organization may retain other advisors if necessary. In late December 2012, the committee retained Hugessen Consulting for advice on a specific matter at a cost of $7,700.

Director compensation

We pay non-executive, independent directors an annual retainer (in cash and equity) and fees in cash for attending board and committee meetings. This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive in the market.

The CEO does not receive director compensation because he is compensated in his role as CEO.

Pembina Pipeline Corporation • Management information circular	43

Director compensation package

(dollars)		2011	2012
Retainers
Board chair	Annual cash retainer	95,000	100,000
	Annual equity retainer	85,000	100,000
Board member	Annual cash retainer	30,000	35,000
	Annual equity retainer	75,000	85,000
Committees	Audit Committee chair retainer	18,000	21,000
	HRC Committee chair retainer	10,000	10,000
	HSE Committee chair retainer	10,000	10,000
	Governance Committee chair retainer	10,000	10,000
	Audit Committee member retainer	5,000	5,000
Fees
	Board meeting attendance fee	1,200	1,500
	Committee meeting attendance fee	1,200	1,500

The equity retainer is paid in RSUs under our share unit plan. You'll find details about the plan on page 58.

Compensation in line with our peers

To make sure we can attract and retain talented directors, we compensate them in a way that is fair and competitive. The committee engages outside consultants every few years to assess director compensation levels and practices compared to our peers and hired its independent consultant to conduct a review in 2012.

The director compensation peer group includes companies we compete with for talent, from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

The director compensation peer group for 2012 includes 12 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 12 companies that make up the executive compensation proxy peer group for 2012.

Oil and Gas – pipeline/midstream
AltaGas Ltd.
Inter Pipeline Fund
Keyera Corp.
Veresen Inc.
Oil and Gas – exploration and production
ARC Resources
Baytex Energy Corp.
Bonavista Energy Corp.
Crescent Point Energy Corp.
Enerplus Corporation
Pengrowth Energy Corporation
Petrobank Energy and Resources Ltd.
Vermilion Energy Inc.

The table below shows how we ranked against the director peer group on some of the key metrics at August 31, 2012.

annual revenue	near the 50th percentile
total assets	between the median and the 75th percentile
market capitalization	between the median and the 75th percentile

Pembina Pipeline Corporation • Management information circular	44

Building equity ownership

We believe directors should show their commitment to Pembina by owning our shares so we introduced share ownership guidelines on November 12, 2010.

Independent directors must own three times their annual retainer in common shares or RSUs by November 12, 2015. New directors must meet the guidelines within five years from the date of their appointment.

The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors met the guideline.

	Number of common shares	Value of common shares[1] ($)	Estimated future payout of RSUs[2] ($)	Estimated total value of equity holdings ($)	Meets share ownership guidelines
Grant Billing[3]	50,000	1,597,500	312,804	1,910,304	yes
Thomas Buchanan	18,957	605,676	310,328	916,004	yes
Allan Edgeworth	41,422	1,323,433	310,328	1,633,761	yes
Randall Findlay[3]	139,299	4,450,603	522,810	4,973,413	yes
Lorne Gordon	354,920	11,339,694	360,133	11,699,827	yes
David LeGresley	28,829	921,087	310,328	1,231,415	yes
Leslie O'Donoghue	27,738	886,229	310,328	1,196,557	yes
Jeffrey Smith[3]	5,420	173,169	312,804	485,973	yes

1 Calculated using $31.95 per share (the closing price of our common shares on the TSX on March 27, 2013).

[2]	Estimated at $28.46 per share (the closing price of our common shares on the TSX on December 31, 2012). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until the RSUs vest.

3 When we acquired Provident on April 2, 2012, we converted all outstanding RSUs and PSUs to Pembina, which are now governed under our share unit plan (see page 58). Mr. Billing, Mr. Smith and Mr. Findlay each had Provident RSUs that were converted to 6,651 Pembina RSUs based on the conversion outlined in the purchase and sales agreement. These units vest on the third anniversary of their grant date and entitle the directors to a cash payout based on the market value of Pembina common shares on the vesting date and any dividends owing since becoming a director of Pembina.

Director summary compensation table

The table below shows the value of all compensation paid to directors this year.

(dollars)	Total fees earned[1]	Share-based awards[2]	All other compensation[3]	Total compensation
Grant Billing[4]	54,000	70,808	3,242	128,050
Thomas Buchanan	67,250	85,000	4,539	156,789
Allan Edgeworth	74,000	85,000	4,539	163,539
Randall Findlay[5]	83,250	155,808	7,781	246,839
Lorne Gordon	128,500	100,000	5,340	233,840
Myron Kanik[6]	26,333	85,000	17,872	129,205
David LeGresley	89,750	85,000	4,539	179,289
Leslie O'Donoghue	78,000	85,000	4,539	167,539
Jeffrey Smith[4]	39,750	70,808	3,242	113,800
Robert Taylor[6]	30,533	85,000	17,872	133,405

1 All fees awarded, earned, paid or payable in cash, for services in 2012.

[2]	The fair value of RSUs awarded to the directors for 2012, estimated at $30.06 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2011). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the share unit plan for accounting purposes. These RSUs vest on December 31, 2014 and their value on vesting will be based on the trading value of our common shares at that time, plus notional accrued dividends.

3 The value of dividend units earned in 2012 for RSUs granted for 2012, calculated using $28.23 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2012). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until the RSUs vest.

Pembina Pipeline Corporation • Management information circular	45

4 Mr. Billing and Mr. Smith were appointed to the board on April 2, 2012. Their 2012 earnings are for April 2 to December 31, 2012. We converted their outstanding share-based awards to Pembina share-based awards on April 2, 2012, as outlined in our agreement with Provident. The share-based awards in this table include the Provident grants for 2012. The Provident 2012 grant date value was calculated at $26.54.

5 Mr. Findlay was a director of both Provident and Pembina. We converted his outstanding Provident share-based awards to Pembina share-based awards on April 2, 2012, as outlined in our agreement with Provident. The share-based awards in this table include both Provident and Pembina grants for 2012. The Provident 2012 grant date value was calculated at $26.54.

6 Mr. Kanik and Mr. Taylor retired from the board in May 2012. When they retired each were paid a retirement lump sum of $13,333 (less tax and withholdings).

Incentive plan awards

The table below shows the value of RSUs granted for 2010 that vested in 2012 and the dividend units they earned to December 31, 2012.

We calculated the payout at $28.23 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2012).

(dollars)	Value of RSUs that vested during the year
Grant Billing	-
Thomas Buchanan	116,675
Allan Edgeworth	144,651
Randall Findlay	144,651
Lorne Gordon	163,932
Myron Kanik	144,651
David LeGresley	116,675
Leslie O'Donoghue	144,651
Jeffrey Smith	-
Robert Taylor	144,651

The table below shows all RSUs held by directors as at December 31, 2012. We don't grant options to directors.

RSUs awarded for 2011 are scheduled to vest in full on December 31, 2013. RSUs awarded for 2012 are scheduled to vest in full on December 31, 2014.

We estimate the payout value on RSUs that have not vested at $28.46 per share (the closing price of our common shares on the TSX on December 31, 2012) and assume the RSUs will earn dividend units at the current dividend level ($1.62 per year) until they vest.

	Number of RSUs that have not vested	Market or payout value of RSUs that have not vested ($)	Market or payout value of vested RSUs not paid out or distributed ($)
Grant Billing	6,651	212,482
Thomas Buchanan	6,303	210,006	–
Allan Edgeworth	6,303	210,006	–
Randall Findlay	12,954	422,489	–
Lorne Gordon	7,266	242,109	–
Myron Kanik	6,303	210,006	–
David LeGresley	6,303	210,006	–
Leslie O'Donoghue	6,303	210,006	–
Jeffrey Smith	6,651	212,482
Robert Taylor	6,303	210,006	–

Pembina Pipeline Corporation • Management information circular	46

Executive compensation

Executive summary

2012 has been a pivotal year for Pembina.

With the closing of our acquisition of Provident in April, we launched a new chapter as a much larger, more financially flexible and diversified company.

The acquisition gave us a stronger balance sheet, more robust cash flow and the ability to strategically pursue larger, more complex growth projects. We now have assets along the majority of the liquids hydrocarbon value chain, making us a truly integrated energy infrastructure company with the scale and scope necessary to meet the growing needs of Canada's and North America's oil and gas industry.

At the same time, we succeeded in integrating most of Provident's assets, business processes and procedures, which has resulted in us operating on a single enterprise-wide financial system, the adoption of a new risk management policy and all staff are integrated within their respective departments.

And we had excellent results:

•	operating margin of $676 million – up 62%
•	adjusted cash flow per share of $1.91 – up 4%
•	total enterprise value of $11 billion – up 67%

2012 named executives (NEOs)

(see page 67 for their biographies)

•     Robert Michaleski, CEO

•     Michael Dilger, President and COO

•     Peter Robertson, Vice President, Finance and CFO

•     James Watkinson, Vice President, Legal

•     Robert Jones, Vice President, Midstream and Marketing

Compensation oversight

The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension plan design, CEO performance planning and assessment and executive officer succession planning. (See page 40 for information about the committee, its responsibilities and its activities in 2012.)

The committee structures our compensation programs to ensure executive compensation is aligned with our short- and long-term goals and reflects financial, operating and share performance, dividend payments and individual performance. It also designs the program to prevent risks that could have a material adverse effect on our company and ensure alignment with the interests of our shareholders. These practices include, among other things:

•	building a strong governance culture and ensuring effective oversight
•	understanding the impact of operating and share price performance on payouts
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation
•	incorporating time and performance vesting features in long-term incentives
•	using award ranges for annual incentive and long-term incentive programs to make sure awards are effectively linked to actual performance and not unduly influenced by one-time events
•	requiring executives and directors to meet share ownership guidelines
•	requiring the full board to review and approve executive compensation recommendations

See page 45 for a full discussion of compensation oversight and risk.

Linking strategy, performance and compensation

The committee motivates our executives to focus on our success by establishing a strong link between our strategy, corporate performance and compensation while building equity ownership. At the same time, it reviews the program every year to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Pembina Pipeline Corporation • Management information circular	47

Important developments for this year:

•	changes to the way we measure performance for our short-term incentive plan
•	alignment of metrics to integration as a strategic goal
•	adjustment of performance metrics for the long-term incentives
•	adjustment of peer group based on larger market capitalization and total enterprise value

Compensation discussion and analysis

Pembina is a diversified energy infrastructure service company.

With the closing of our acquisition of Provident on April 2, 2012, Pembina is now one of Canada's largest energy infrastructure companies. Founded in 1954, we went public in 1997 with an enterprise value of $600 million, and now have an enterprise value of approximately $11 billion.

This dramatic growth comes from having excellent leadership, a focused strategy and a working environment where accountabilities are clear, strong performance is expected and results are recognized.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our strategy has four components:

1.	Generate value by providing customers with safe, cost-effective, reliable services.
2.	Diversify our asset base to provide integrated service offerings that enhance profitability and customer service.
3.	Implement growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life economic hydrocarbon reserves.
4.	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

We motivate our executives to focus on the success of the company by establishing a strong link between our strategy, corporate performance and compensation while building equity ownership. At the same time, we review the program every year to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Linking strategy, performance and compensation

We align pay with strategy and performance by ensuring that:

•	the majority of executive compensation is variable and linked to performance;
•	performance is measured using metrics that are directly tied to our corporate strategy;
•	payouts of performance-based long-term incentives are linked to key long-term performance metrics relative to our peers; and
•	our compensation program takes into account the multi-year development horizons of our major energy infrastructure projects.

This approach is intended to motivate our executives, reward our shareholders and keep the focus on our long-term success.

Turn to page 61 for information about the measures we use for our short-term incentive awards and to page 63 for information about long-term incentive performance vesting.

Building equity ownership

As mentioned above, we believe executives should show their commitment to Pembina by owning our shares so we introduced share ownership guidelines on November 12, 2010.

Pembina Pipeline Corporation • Management information circular	48

Executives must own, directly or indirectly, a multiple of their base salary in common shares, RSUs or PSUs, by November 12, 2015. New executives must meet the guidelines within five years from the date of appointment. The table below shows the required multiple, which increases with the level of responsibility.

Ownership level as a multiple of base salary
CEO	3x
COO, CFO, Senior VPs	2x
VPs	1x

The table below shows the equity holdings of the NEOs as of the date of this circular. As of the date of this circular, all of the NEOs met the guideline.

	Number of common shares	Value of common shares[4] ($)	Estimated future payout of RSUs and PSUs[5] ($)	Estimated total value of equity holdings ($)	Meets share ownership guidelines
Robert Michaleski CEO[1]	470,915	15,045,734	4,447,989	19,493,723	yes
Michael Dilger President and COO[2]	150,137	4,796,877	2,733,176	7,530,053	yes
Peter Robertson Vice President, Finance and CFO	226,678	7,242,362	2,054,576	9,296,938	yes
James Watkinson[3] Vice President, Legal	–	–	843,526	–	–
Robert Jones Vice President, Midstream and Marketing	39,415	1,259,309	957,769	2,217,078	yes

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 Calculated at $31.95 per common share (the closing price on the TSX on March 27, 2013).

5 Estimated at $28.46 per share (the closing price of our common shares on the TSX on December 31, 2012). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until the RSUs and PSUs vest.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee looks at an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

From this list, the committee creates two peer groups:

•	the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose proxies are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors.
•	the performance peer group, mostly a sub-set of the compensation peer group, is used to assess our relative corporate performance when paying out performance share units under our long-term incentive plan, at the end of the performance period.

Pembina Pipeline Corporation • Management information circular	49

With the closing of our acquisition of Provident on April 2, 2012, we are a significantly larger company and therefore we have revised our peer group this year to position ourselves closer to the peer group median. While we are not at the median on all relevant measures, we believe that, on balance, we are better aligned with the new peer group and that it provides more relevant pay data.

The table below shows the 2012 and 2013 compensation peer groups, as well as the performance peer group. The companies marked with an (N) are new this year and three companies were removed from the compensation peer group: Provident because it no longer exists, and Bonavista and Petrobank because they are much smaller than Pembina.

	2012 Compensation peer group (used to determine 2012 target compensation, base salaries and long-term incentive grants)		2013 Compensation peer group (used to determine short-term incentive awards for 2012. Will be used to set 2013 target compensation and base salaries)		Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see page 64)
Oil and Gas –pipeline/midstream	Proxy data	Mercer survey	Proxy data	Mercer survey
Alliance Pipeline		x		x
AltaGas Ltd.	x	x	x	x	x
Enbridge Inc. (N)			x	x	x
Enbridge Income Fund					x
Gibson Energy Inc.		x	x	x	x
Inter Pipeline Fund	x	x	x	x	x
Keyera Corp.	x	x	x	x	x
Kinder Morgan Canada Inc.		x		x
Plains Midstream Canada		x		x
Provident Energy Ltd.	x	x
Spectra Energy Transmission		x		x
Tervita Corporation		x
TransCanada Corp.(N)			x	x	x
Veresen Inc. (N)	x		x	x	x
Oil & Gas – exploration and production
Apache Canada Ltd.		x		x
ARC Resources	x	x	x	x
Baytex Energy Corp.	x	x	x	x
Bonavista Energy Trust	x	x
ConocoPhillips Canada (N)				x
Crescent Point Energy Corporation	x	x	x	x
Devon Canada Corporation (N)				x
Enerplus Corporation	x	x	x	x
Harvest Operations Corp.		x		x
Murphy Oil Company Ltd.		x		x
Pengrowth Energy Corporation	x	x	x	x
Penn West Petroleum Ltd. (N)			x	x
Petrobank Energy and Resources Ltd.	x	x
TAQA North Ltd.		x		x
Vermilion Energy Inc.	x	x	x	x
Utilities
ATCO Ltd. (N)			x	x
Canadian Utilities Limited (N)					x
Capital Power Corp.(N)			x	x
Emera Inc.(N)			x		x
Fortis Inc. (N)			x		x
TransAlta Corp. (N)			x	x
Valener Inc. (N)					x
Total	13	22	19	27	12

Pembina Pipeline Corporation • Management information circular	50

The table below shows how we compared against the two compensation peer groups on some of the key metrics as at December 31, 2011 and December 31, 2012:

	Proxy data	Mercer data
2012
annual revenue	slightly above the 75th percentile	at the median
total assets	between the 25th percentile and median	between the 25th percentile and median
market capitalization	between the median and the 75th percentile	between the median and the 75th percentile
2013
annual revenue	near the 50th percentile	at the median
total assets	between the median and the 75th percentile	between the median and the 75th percentile
market capitalization	between the median and the 75th percentile	at the 75th percentile

Compensation process

Establish performance goals

In February of each year, management recommends to the committee for review and approval qualitative and quantitative performance goals for the short-term incentive plan and quantitative performance goals for the performance share units under the long-term incentive plan. These are generally the core commercial, financial and operational objectives in our strategic plan, which is prepared by the executives and approved by the board.

The committee reviews and, in conjunction with management modifies, as required, and approves the performance goals.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review

•  establishes a compensation peer group to use as a reference point for assessing compensation data

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

With the help of its independent consultant, the committee:

•  reviews the total compensation provided by our peers for each position

•  completes an economic analysis of the forecasted salary budgets of our peers and industry.

Recommend compensation plan design changes and targets

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year.

The committee recommends to the board:

•  any changes to the compensation plan for specific officers or directors

•  any changes to target variable compensation based on market review.

Assess corporate performance

Management prepares an analysis of our performance against the approved performance goals.

The committee:

•  reviews management's analysis

•  consults with external advisors

•  reviews our performance against the performance peer group

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances.

Pembina Pipeline Corporation • Management information circular	51

Determine compensation

The CEO recommends each element of compensation for each of the other named executives and may seek input from other officers about the employees who report to each of them. The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the other named executives recommendations received from management. The committee's recommendations and review are based on the following:

•  recommendations from the CEO

•  performance against the corporate objectives

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances

•  competitiveness of total direct compensation, based on our corporate performance

•  the proportion of each compensation component relative to the total direct compensation, with the expectation that executives should have the highest amount and proportion of compensation at risk.

While the short- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its discretion to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate using the range between the 25th percentile and the 75th percentile of the compensation peer group as a guideline.

Finalize the awards

The committee, with input from its independent consultant:

•     prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of the corporation's performance to compensation and how compensation supports the achievement of our corporate objectives

•     presents its recommendations to the board for approval.

The board can also exercise discretion to respond to developments, using the range between the 25th percentile and the 75th percentile of the compensation peer group as a guideline.

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Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We believe that a majority of executive compensation should be variable. We do not, however, specify the weighting of each element as a part of total compensation. The committee determines the mix of components based on its review of competitive data, consistency with our overall compensation philosophy and its own judgment. Variable compensation typically makes up at least 71% of an executive's total direct compensation. See page 60 for this year's compensation mix.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensation for performing day-to-day responsibilities	• cash	one year
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year
	Long-term incentives	Align compensation with long-term performance and the interests of shareholders	• RSUs • PSUs	three years
Other compensation	Benefits	Provide market competitive benefits

•  group life, accidental death and dismemberment, disability and extended health and dental insurance

•  savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)

•  non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 72)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

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Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

Short-term incentive

Our short-term incentive is awarded based on our performance against objectives tied to the core financial, safety and environment, and commercial and operational goals in our strategic plan, as described below.

We don't use a formula for calculating short-term incentives grants, but awards are calculated as a percentage of base salary, within a pre-defined range:

•	0 to 120% of base salary – for Mr. Michaleski and Mr. Dilger
•	0 to 100% of base salary – for the other NEOs, except Mr. Jones
•	0 to 80% of base salary – for Mr. Jones based on competitive and internal equity reasons

Awards are based on achieving three groups of targets that are set at the beginning of every year and tied to our strategic objectives. Please turn to page 61 for a list of this year's targets and results.

60% Financial measures Our goal is to exceed our financial targets.	+	20% Safety and environment measures Our goal is to improve our safety and environment record year over year and always meet or exceed safety and environment industry standards.	+

20%

Commercial and operational measures

These measures change from year to year depending on our strategic priorities.

In 2012, the measures were tied to the integration of Provident. See page 62 for more information.

Long-term incentives

Our business involves major commercial ventures and strategies that are developed over long periods of time. Long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. We also believe it is important to encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time.

LTI grants are determined based on competitive market data supplied by Mercer.

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The table below summarizes our two long-term incentive plans. You'll find more information on page 77.

	Share unit plan	Stock option plan
Purpose

Attract and retain qualified executive officers and employees.

Promote a proprietary interest in Pembina and encourage maximum effort and investment in our success.

Focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Provide an effective long-term incentive, rewarding participants for growth in the long-term trading price of our common shares.

Promote a proprietary interest in Pembina and encourage maximum effort and investment in our success.

Eligibility	Directors Executive officers Employees See page 49 for information about RSUs awarded to directors.	Employees below the level of supervisor, excluding supervisors (Not eligible if participating in the share unit plan)
Award	RSUs PSUs (not available to directors) RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 78) Options cannot be assigned or transferred.
Dividends	RSUs and PSUs earn dividend equivalents in the form of dividend units.
Vesting

RSUs

• 1/3 vest on December 31 of the year awarded

• 1/3 vest on December 31 of the second anniversary

• 1/3 vest on December 31 of the third anniversary

All RSUs awarded to directors vest at the end of three years.

PSUs

Vest when performance vesting conditions have been met at the end of three years. See below for details.

Vesting and expiry determined by the board of directors. Historically, the board has granted options with a 7-year term that vest over three years, beginning one year after the grant date.
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are approved.

Forfeiture and claw-backs	See termination and change of control on page 74.

PSU Performance vesting conditions

PSUs vest depending on our performance over a three-year period against two key measures that are established at the beginning of each 3 year performance period and tied to our strategic objectives.

Pembina Pipeline Corporation • Management information circular	55

Defined performance levels are established for ratings of below threshold base case and exceed base case. The board compares actual performance to the ratings and uses a linear interpretation to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times.

Please turn to page 64 for a list of this year's targets and results.

Pembina Pipeline Corporation • Management information circular	56

2012 compensation

Corporate performance and market competitiveness remain the largest factors affecting the board's decisions on executive pay. In making our compensation decisions, we are also sensitive to the retention and recruitment challenges we currently face in Calgary, Alberta. The board of directors reviewed Pembina's 2012 performance, analysis and recommendations by this committee, and approved the following decisions on executive pay.

The table shows the total compensation paid to the NEOs for 2011 and 2012. Mr. Michaleski's compensation increase of 15% comprised of a 6.2% salary increase and a 25% Long-Term Incentive increase to be more competitive with the peer group benchmark. Michael Dilger's increase was in recognition of his appointment to President and COO on February 15, 2012 and to be more competitive with the peer group benchmark based on this new role. The other NEO's increases were also based on market competitiveness as well as individual performance. The Short-Term Incentive total awards for the NEOs equates to 123% of target which is in alignment with the corporate performance results of 130% of target as shown on page 62.

Turn to page 67 for a discussion of each NEO's compensation this year and their accomplishments.

	2011	2012[4]	Change
Robert Michaleski CEO[1]	$2,405,292	$2,762,023	15%
Michael Dilger President and COO[2]	$1,423,943	$1,774,821	25%
Peter Robertson Vice President Finance and CFO	$1,188,019	$1,265,820	7%
James Watkinson[3] Vice President, Legal	$1,025,436	$1,043,665	2%
Robert Jones Vice President, Midstream and Marketing	$948,390	$993,409	5%

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 The amount included for the long-term incentive is the fair value of RSUs and PSUs awarded to the NEOs for 2012, using $30.06 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2011). See the summary compensation table on page 70 for more detail.

2012 pay mix

We believe that the majority of compensation should be variable, because this reinforces the link between pay and performance and ensures executives are aligned with the interests of shareholders. This year the CEO's direct compensation was 75% variable and the other NEOs averaged 69% in variable compensation.

CEO	Average for the other NEOs

Pembina Pipeline Corporation • Management information circular	57

Base salary

The table below shows the annual salaries paid to the NEOs in 2011 and 2012. Salary increases this year are based on competitiveness.

	2011	2012	Change
Robert Michaleski	$588,600	$625,000	6.2%
CEO[1]
Michael Dilger	$370,000	$425,000	14.9%
President and COO[2]
Peter Robertson	$327,000	$343,350	5.0%
Vice President Finance and CFO
James Watkinson[3]	$315,000	$324,450	3.0%
Vice President, Legal
Robert Jones	$320,000	$320,000	0.0%
Vice President, Midstream and Marketing

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

Short-term incentive

This year's short-term incentive was funded based on our results against the corporate, safety and environment and commercial and operational targets. Depending on the results compared to the target objectives the performance multiplier could be between 0 and 2 times. If the company meets its target objectives the performance multiplier would equal 1. Financial objectives were only met, so for these goals we received a rating of 1 out of 2. Safety objectives received a rating of 1.5 out of 2 because of excellent performance. The committee recommended a rating of 2 out of 2 for the operational and commercial metrics, which measured the success of our integration of Provident with Pembina. The total, 1.3 out of 2 reflects solid company performance. Short-Term incentive awards also take into consideration the NEO's individual performance. This is further discussed on page 57.

The table below shows the short-term incentives awarded to the NEOs for 2012 compared to target.

	Short-term incentive award	Award as a % of salary	Target range as a % of salary
Robert Michaleski	$468,750	75%	0 – 120%
CEO[1]
Michael Dilger	$318,750	75%	0 – 120%
President and COO[2]
Peter Robertson	$171,675	50%	0 – 100%
Vice President Finance and CFO
James Watkinson[3]	$162,225	50%	0 – 100%
Vice President, Legal
Robert Jones	$256,000	80%	0 – 80%
Vice President, Midstream and Marketing

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

The committee uses our performance against the following measures to provide the context for short-term incentive award decisions. The 2012 performance multiplier was based on our performance against the following financial, safety and environmental, and commercial and operational measures.

60% Financial measures Performance multiplier 1 X 60% = 0.6	+	20% Safety and environment measures Performance multiplier 1.5 X 20% = 0.3	+	20% Commercial and operational measures Performance multiplier 2 X 20% = 0.4

Pembina Pipeline Corporation • Management information circular	58

2012 financial objectives

Target is met if within +/- 8%, exceeded if greater than 8%, not met if less than 8%.

1. Corporate targets	Target	Results	Outcome	Performance multiplier
Net operating income	$687 million	$676 million	met	1.0
Adjusted cash flow	$1.92 per share	$1.91 per share	met
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)	$598.1 million	$590.1 million	met
2. Cost targets
General and administrative costs as a percent of operating margin	13.3%	13.6%	met

2012 safety and environment objectives	Target	Results	Outcome	Performance multiplier[1]
Motor vehicle accidents	2.5	2.0	exceeded target	1.5
At fault accidents	15	10	exceeded target
Total recordable injury frequency rate (TRIF)	3.30	4.64	below target
Spill volume ratio	0.30	0.35	below target
Near misses/close calls	56	52	exceeded target
Incident Review Panel action plan	80% complete	49% complete	below target
Emergency Response Plan exercises	100% complete	100% complete	met target
Emergency Response Plan manuals	100% up to date	100% up to date	met target

1 These targets are not equally weighted in arriving at the performance multiplier.

2012 commercial and operational objectives

Successfully integrate Provident	Outcome	Performance multiplier
• Physically integrate people and operating procedures by January 1, 2013	exceeded target	2.0
• Integrate account and operating systems by January 1, 2013	met target
• Identify and measure synergies associated with the transaction	met target

Long-term incentives awarded for 2012

The table below shows the number of RSUs and PSUs awarded to the NEOs for 2012, along with their expected value at payout, assuming the performance targets for the PSUs have been met. No options were granted to NEOs in 2012. None of name executives held any outstanding stock options as at December 31, 2012.

	RSUs	PSUs	Value on date of grant[4]
Robert Michaleski	23,391	23,391	$1,633,641
CEO[1]
Michael Dilger	14,138	14,138	$987,411
President and COO[2]
Peter Robertson	10,280	10,280	$717,953
Vice President Finance and CFO
James Watkinson[3]	7,555	7,555	$527,613
Vice President, Legal
Robert Jones	5,323	5,323	$371,782
Vice President, Midstream and Marketing

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 Estimated at $30.06 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2011). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until the RSUs and PSUs vest. The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.

Pembina Pipeline Corporation • Management information circular	59

Performance vesting conditions for PSUs awarded for 2012

Performance period: January 1, 2012 – December 31, 2014

The actual number of PSUs that will vest in 2014 depends on our performance against the following key measures. These were established at the beginning of the year and are tied to our strategic objectives.

We calculate total shareholder return for the performance period as:

•	the weighted average trading price of the security on a stock exchange for the last 20 trading days of the performance period, less
•	the weighted average trading price of the security on the same stock exchange for the last 20 days just before the performance period, plus
•	all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

Adjusted cash flow is cash flow from operating activities prior to changes in non-cash working capital and excluding one-time adjustments. We calculate the three-year trailing compound annual growth rate (CAGR) in adjusted cash flow per common share as follows:

(2014 adjusted cash flow per common share / 2011 adjusted cash flow per common share)^1/3 years) - 1

Pembina Pipeline Corporation • Management information circular	60

Long-term incentives vested in 2012 and paid out in 2013

Long-term incentive awards paid out in 2013 include the following RSUs and PSUs that vested on December 31, 2012 and dividends they earned to December 31, 2012.

•	the final 1/3 of the RSUs granted for 2010;
•	the second 1/3 of the RSUs granted for 2011;
•	the first 1/3 of the RSUs granted for 2012; and
•	the PSUs granted for 2010, all of which vested (see below for information about the performance multiplier).

		Vested in 2012
		RSUs	RSUs	RSUs	PSUs	Total paid out
		2010	2011	2012	2010	in 2013[4]
Robert B. Michaleski	Units	10,102	9,092	7,797	49,705	$2,489,011
CEO[1]	Dividend units	1,691	1,019	443	8,320
Michael H. Dilger	Units	5,267	4,715	4,713	25,910	$1,316,111
President and COO[2]	Dividend units	882	529	268	4,336
Peter D. Robertson	Units	4,900	3,996	3,427	24,108	$1,183,627
Vice President, Finance and CFO	Dividend units	820	448	195	4,034
D. James Watkinson[3]	Units	3,990	3,211	2,518	19,634	$954,485
Vice President, Legal	Dividend units	668	360	143	3,287
Robert M. Jones	Units	2,457	2,224	1,774	12,092	$602,174
Vice President, Midstream and Marketing	Dividend units	411	249	101	2,024

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 Value of units and dividend units that vested December 31, 2012, calculated using $28.23 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2012). Dividend units earned at $1.56 for 2010, $1.56 for 2011 and $1.605 for 2012.. PSU multiplier is 1.64.

How we calculated the PSU performance multiplier

PSUs granted: January 1, 2010

Performance period: January 1, 2010 – December 31, 2012

Total shareholder return vs the performance peer group for the performance period

•   higher than median – 1 to 2x

•  at median – 1x

•  lower than median – 0 to 1x

Peer Group Median

71.9%

Pembina performance

91.8%

Performance multiplier

higher than median = 1.28

Distributable cash per common share

(3 year trailing average)

•  above base case – 1 to 2x $1.59 to $1.71

•  base case –1x $1.59

•  below base case – 0 to 1x $1.47 to $1.59

•  threshold – 0 <$1.47

Pembina performance

1.74

Performance multiplier

above base case = 2.0

x 50% weighting		x 50% weighting
0.64	+	1.0	=	1.64

Pembina Pipeline Corporation • Management information circular	61

Total shareholder return
Inter Pipeline Fund
Keyera Facilities Income Fund
Enbridge Income Fund
AltaGas Income Trust
Enbridge Inc.
Canadian Utilities Limited
Emera Inc.
Veresen
TransCanada Corporation
Fortis Inc.
Valener
Peer group median	71.9%

Distributable cash per common share
2010	1.55
2011	1.78
2012	1.91
Three year average	1.74

Compensation and share performance

The graph below is the change in a $100 investment in Pembina common shares over the past five years (trust units before our conversion to a corporate structure), assuming all distribution units are reinvested, compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). It also shows how the total annual compensation of our NEOs has changed over the last three years. The amount included in the total annual compensation for the long-term incentive is the fair value of RSUs and PSUs awarded to the NEOs for 2012. Please see page 56 for information about how we calculate total compensation.

The graph shows that Pembina has outperformed the broader Canadian equity market, as represented by the S&P/TSX Composite Index, while compensation has increased modestly (mostly in the form of variable long-term incentives).

Our cumulative total return for the five-year period ending December 31, 2012 was 141% compared to the index return of 4%. We have also demonstrated above median performance against our performance peer group in the past three years (see page 64 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 66, which is calculated over a different period of time (for the PSU three-year performance period).

Pembina Pipeline Corporation • Management information circular	62

Cumulative total return since January 1, 2008

Pembina common shares and the S&P/TSX Composite Index

(Source: Bloomberg)

Pembina Pipeline Corporation • Management information circular	63

Compensation review – NEOs

Robert B. Michaleski, CEO

Responsible for ensuring Pembina meets its objectives, which include: generating value by providing customers with cost-effective, reliable services; diversifying and integrating our asset base; implementing growth in a safe and environmentally responsible manner; and maintaining a strong balance sheet through prudent financial management.

Mr. Michaleski has been the Chief Executive Officer of Pembina since January 2000. Until February 15, 2012 he also served as President. He has served Pembina in various senior management and executive capacities for over 30 years. He was appointed Controller in 1980 and Vice-President, Finance in 1992. In connection with Pembina's initial public offering in October 1997, he was named Vice-President, Finance and Chief Financial Officer.

He holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba and received his Chartered Accountant Designation in 1978.

2012 results

Under Mr. Michaleski's leadership, Pembina has successfully pursued a business strategy focused on prudent financial management, reliable service and responsible growth.

Pembina's goal each year is to provide highly competitive and reliable returns to investors through monthly dividends while enhancing the long term value of our common shares.

One way we achieve this is by meeting or exceeding our safety and environmental goals each year. During 2012, Pembina met or exceeded our safety and environment goals in 7 out of 10 metrics. We were especially proud of the significant improvements we made in reducing our motor vehicle incident frequency and implementing a new Safety Culture Improvement Project in which we initiated a Positive Safety Recognition Program.

In 2012, we also had a very solid year financially. We achieved our operating margin target of $676 million. We also met our 2012 adjusted cash flow per share target of $1.91 and ensured that our general and administrative costs did not exceed 13.5% of net operating margin.

The Provident acquisition and subsequent integration was one of Mr. Michaleski’s greatest accomplishments. Since April 2012, Pembina has retained 97% of the Provident employees. As well, we met our very aggressive target of integrating our accounting and operating systems by January 1, 2013. We expect to realize cost synergies of $11.2 million a year in addition to a significant amount of revenue synergies.

A major goal of Mr. Michaleski’s was to engage 75% of both Provident’s and Pembina’s institutional shareholders prior to the closing of the Provident transaction, which he exceeded by 5%. Mr. Michaleski was also tasked with increasing investor-related meetings/activities by 50% compared to 2011, which he exceeded.

Two other major accomplishments for 2012 were: (1) completing a full review of both Provident and Pembina’s enterprise risk management processes, which resulted in a combined enterprise-wide 2012 Risk Register and a combined entity 2012 Heat Map (top 10 risks); and (2) creating succession and development plans for all Officers of Pembina.

Pembina Pipeline Corporation • Management information circular	64

Michael H. Dilger, President and COO

Oversees our strategy and the operation and development of our four business units, ensuring we deliver safe and environmentally responsible performance that generates value for both our customers and our investors. Also plays a key role in identifying new business opportunities and growth projects.

Mr. Dilger joined Pembina in 2005 as Vice President, Business Development, was appointed COO in 2008 and appointed to President and COO in February 2012. Before Pembina he was a senior executive in various finance and business development positions in oil and gas and infrastructure organizations ranging from initial capitalization phase enterprises to the subsidiaries of multi-national corporations, including Nova Corporation and TransCanada PipeLines Ltd. His expertise includes corporate and strategic development, acquisitions and divestitures, as well as finance and business development.

He has been a chartered accountant since 1989 and holds a Bachelor of Commerce Degree from the University of Calgary.

Mr. Dilger provided tremendous leadership in 2012. This enabled Pembina to have a breakthrough year in improving its safety culture through the introduction of a Safety Culture Improvement Project and a general improvement in overall safety metrics. He led the execution of Peminba’s strategy of growth and vertical integration, including having played a leading role in the Provident acquisition and supporting the almost $1 billion of pipeline expansions for the Conventional Pipelines business unit. He also substantially achieved Pembina’s 2012 objectives including adhering to the Company’s budget, despite significantly lower than budgeted propane prices.

Peter D. Robertson, CFO

Handles our financial affairs, including corporate accounting, internal audit and compliance, and taxation. Also oversees our information services, risk, insurance and treasury groups, and leads the financing of all of our acquisitions and expansion projects through the debt and equity markets, while maintaining a healthy balance sheet that ensures readiness for future growth.

Mr. Robertson joined Pembina in 1991 as Controller and was appointed to his current role in January 2000. Before Pembina he was Manager of Accounting for Peace Pipe Line (before it was acquired by Pembina in 1991) and held a series of increasingly responsible finance-related positions with several oil and gas and utility businesses.

He has been a chartered accountant since 1975 and is a member of the Scottish and Alberta Institutes.

Mr. Robertson renegotiated a successful syndicated bank facility in conjunction with the closing of the Provident acquisition. He maintained a close dialogue with the ratings agencies through the acquisition process and secured an investment-grade rating. Mr. Robertson was instrumental in the successful integration of Provident with Pembina.

D. James Watkinson, Vice President, Legal

Jim manages all of Pembina's legal transactions, negotiating acquisitions and land access agreements, as well as overseeing Aboriginal Relations and regulatory support.

Mr. Watkinson joined Pembina as General Counsel in 1983 and retired on December 31, 2012. Before Pembina, he was Secretary and General Counsel, Manalta Coal Ltd., Vice President of Corporate Affairs, Gregg River Resources Ltd. and Secretary and General Counsel for Manalta Coal Developments Ltd. with the Loram Group of Companies.

Pembina Pipeline Corporation • Management information circular	65

He has a Bachelor of Arts Degree from McMaster University and a Bachelor of Law Degree from the University of Western Ontario. He was called to the Bar in Ontario in 1970 and Alberta in 1978 and was appointed Queen's Counsel in 1992.

Mr. Watkinson’s major accomplishment this year was identifying an excellent succession candidate for himself and to ensure there was a smooth transition of duties prior to his retirement on December 31, 2012. The Legal Department also provided critical services to Pembina during the integration of Provident with Pembina.

Robert M. Jones, VP Midstream and Marketing

Responsible for our crude oil midstream business, which includes the network of liquids terminals, storage facilities and hub services operated on our conventional oil pipelines and integrates services along the crude oil value chain.

Mr. Jones joined Pembina in his current role in November 2008. From 2005 to 2008 he was an executive consultant to the company, charged with developing Pembina's midstream business concept. Before Pembina he worked with Canterra Energy, Husky Oil Operations, Amerada Hess Canada, Gulf Canada and Tidal Energy Marketing. Bob has extensive knowledge and expertise in the upstream, midstream and marketing sectors of the oil and gas industry in Canada and internationally.

He obtained his Bachelor of Science in Engineering from the University of Alberta in 1982 and his Masters of Business Administration from University of Calgary in 1991. Bob is a member of APPEGA.

The Midstream business unit had an excellent year in terms of safety and environmental stewardship. Mr. Jones' business unit and trading efforts were impressive in 2012, and results far exceeded budget. The Pembina Nexus Terminal, which the Company acquired in 2011, played a major role in attaining these results. The Midstream Business Unit's EBITDA exceeded the 2012 budget.

Pembina Pipeline Corporation • Management information circular	66

Summary compensation table

The table below shows the value of all compensation paid to the named executives in 2012. None of the NEOs have received any options to buy Pembina common shares, or other option-based awards or any non-equity long-term incentive compensation, since 2002. As at December 31, 2012, none of them held any outstanding stock options.

		Salary ($)	Share-based awards[4] ($)	Non-equity incentive plan compensation — Annual incentive plans[5] ($)	Pension value[6] ($)	All other compensation[7] ($)	Total compensation ($)
Robert Michaleski	2012	625,000	1,406,267	468,750	138,562	123,444	2,762,023
CEO[1]	2011	588,600	1,177,189	529,740	(4,054)	113,817	2,405,292
	2010	588,600	1,035,927	470,880	(38,581)	254,404	2,311,230
Michael Dilger	2012	425,000	849,977	318,750	97,507	83,587	1,774,821
President and COO[2]	2011	370,000	610,498	333,000	45,655	64,790	1,423,943
	2010	360,000	540,010	288,000	34,810	137,850	1,360,670
Peter Robertson	2012	343,350	618,034	171,675	65,315	67,446	1,265,820
Vice President, Finance and CFO	2011	327,000	517,445	245,250	35,248	63,076	1,188,019
	2010	318,000	502,446	222,600	1,513	131,564	1,176,123
James Watkinson[3]	2012	324,450	454,207	162,225	44,976	57,807	1,043,665
Vice President, Legal	2011	315,000	415,803	204,750	35,614	54,269	1,025,436
	2010	310,000	409,203	186,000	25,115	109,964	1,040,282
Robert Jones	2012	320,000	320,019	256,000	46,891	50,499	993,409
Vice President, Midstream and Marketing	2011	320,000	288,007	256,000	44,603	39,780	948,390
	2010	315,000	252,009	190,000	42,439	73,460	872,908
[1]	Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.
[2]	Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[3]	Mr. Watkinson retired on December 31, 2012.
[4]	The amount for 2012 represents the fair value of RSUs and PSUs awarded to the NEOs for 2012. We calculated the number of RSUs and PSUs granted by dividing the dollar amount awarded by $30.06 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2011).

The RSUs are scheduled to vest 1/3 per year, on December 31 of 2012, 2013 and 2014. The amount the NEOs will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs are scheduled to vest on December 31, 2014 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0. (In the 2010 and 2011 circulars, we reported the fair values for share-based awards using a performance multiplier of 1.6. A multiplier of 1.0 is more consistent with industry practice and we have restated these numbers for this year's circular.) The number of PSUs that actually vests, and the payout the NEOs actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units) whenever we pay dividends on our common shares. See page 58 for information about RSUs and PSUs.

[5]	Cash bonuses for 2012, which were paid in 2013.
[6]	Includes all compensation related to our pension plans. The amount for Mr. Jones includes investment income earned on accrued obligations in the defined contribution plan. The amounts for the other NEOs include service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 72 for information about our pension plans.
[7]	Includes a car allowance, parking and business club memberships. Also includes the value of dividend units earned on RSUs and PSUs granted in 2012, calculated using $28.23 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2012) and assumes dividend units will be earned at the current dividend level ($1.605 for 2012)

Pembina Pipeline Corporation • Management information circular	67

Incentive plan awards

Outstanding share-based awards

The table below shows all PSUs and RSUs outstanding at December 31, 2012. None of the NEOs held any options at December 31, 2012.

	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)		Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Michaleski	24,685 RSUs	[4]	809,858 RSUs	[4]	–
CEO[1]	50,666 PSUs	[5]	1,688,190 PSUs	[5]	–
	Total: 75,351		Total: 2,498,048		–
Michael Dilger	14,140 RSUs	[4]	463,500 RSUs	[4]	–
President and COO[2]	28,283 PSUs	[5]	942,368 PSUs	[5]	–
	Total: 42,423		Total: 1,405,867		–
Peter Robertson	10,850 RSUs	[4]	355,978 RSUs	[4]	–
Vice President, Finance and CFO	22,269 PSUs	[5]	741,981 PSUs	[5]	–
	Total: 33,119		Total: 1,097,958		–
James Watkinson[3]	8,249 RSUs	[4]	270,797 RSUs	[4]	–
Vice President, Legal	17,189 PSUs	[5]	572,729 PSUs	[5]	–
	Total: 25,438		Total: 843,526		–
Robert Jones	5,774 RSUs	[4]	189,515 RSUs	[4]	–
Vice President, Midstream and Marketing	11,996 PSUs	[5]	399,721 PSUs	[5]	–
	Total: 17,770		Total: 589,236		–

 1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 Includes:

•	1/3 of the RSUs granted for 2011 and scheduled to vest on December 31, 2013
•	2/3 of the RSUs granted for 2012 and scheduled to vest and be paid: 1/3 on December 31, 2013 and 1/3 on December 31, 2014.

Estimated at $28.46 per share (the closing price of our common shares on the TSX on December 31, 2012). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until the RSUs vest.

5 Includes (as long as the performance vesting criteria have been met):

•	PSUs awarded for 2011 that are scheduled to vest on December 31, 2013
•	PSUs awarded for 2012 that are scheduled to vest on December 31, 2014

Estimated at $28.46 per share (the closing price of our common shares on the TSX on December 31, 2012). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until the PSUs vest, that 100% of the PSUs are paid out and that the performance multiplier is one. See page 63 for information about the performance multiplier.

Pembina Pipeline Corporation • Management information circular	68

Value vested or earned during the year

The table below shows the value of RSUs and PSUs that vested in 2012, as well as the cash bonuses (non-equity incentive) earned for 2012.

	Share-based awards — value vested during the year[4] ($)	Non-equity incentive plan compensation — value earned during the year[5] ($)
Robert Michaleski	2,489,011	468,750
CEO[1]
Michael Dilger	1,316,111	318,750
President and COO[2]
Peter Robertson	1,183,627	171,675
Vice President, Finance and CFO
James Watkinson[3]	954,485	162,225
Vice President, Legal
Robert Jones	602,174	256,000
Vice President, Midstream and Marketing

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2012, along with the corresponding dividend units eared to December 31, 2012:

•	the final 1/3 of the RSUs granted for 2010
•	the second 1/3 of the RSUs granted for 2011
•	the first 1/3 of the RSUs granted for 2012
•	all of the PSUs granted for 2010, calculated using a performance multiplier of 1.64

Dividends were paid each year as follows: 2010: $1.56 2011: $1.56 2012: $1.605

5 Cash bonuses for 2012, which were paid in 2013.

Pension plan benefits

Defined benefit plan and supplementary plan

All of the NEOs are members of the Pembina Pipeline Corporation Pension Plan (the defined benefit plan), a non-contributory defined benefit plan registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under this plan.

The NEOs also earn supplementary benefits under the Pembina Pipeline Corporation Supplementary Retirement Plan (the supplementary plan), which is also a defined benefit plan.

The total combined pension from the defined benefit plan and the supplementary plan is 1.4% of the named executive's highest 3-year average base salary in the final 120 months of employment. The table below shows the estimated annual benefits payable to each NEO under the two plans and the present value of our accrued obligation.

Liabilities under the defined benefit plan are secured by assets that are segregated from our general assets and held in trust. Liabilities under the supplementary plan are unsecured. You can find more information about these plans in Note 25 to our 2012 audited consolidated financial statements (on our website, www.pembina.com).

Pembina Pipeline Corporation • Management information circular	69

	Years of	Annual benefits payable ($)		Defined benefit obligation at	Compensatory	Non- compensatory	Defined benefit obligation at
	credited service	At year end	At age 65[4]	start of 2012 ($)	change ($)	change[5] ($)	end of 2012 ($)
Robert Michaleski	34.25	283,944	338,969	3,507,098	138,562	585,633	4,231,293
CEO[1]
Michael Dilger	7.8333	41,855	134,383	402,602	97,507	122,650	622,759
President and COO[2]
Peter Robertson	27.0833	124,549	149,457	1,552,524	65,315	249,185	1,867,024
Vice President, Finance and CFO
James Watkinson[3]	33.0833	116,690	116,690	1,634,983	44,976	333,502	2,013,461
Vice President, Legal
Robert Jones	3.0	13,370	71,680	104,848	46,891	33,963	185,702
Vice President, Midstream and Marketing

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 At age 65 or attained age if older than 65.

5 The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensator change. It includes interest on accrued obligations at December 31, 2012 and changes to mortality rate tables and discount rates.

Defined contribution plan

We also sponsor a defined contribution plan designed to satisfy retirement planning objectives of early and mid-career employees. Eligibility and contribution levels are based on a point system calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the calendar year, as follows:

•	under 40 points — we contribute 5% of the employee's base earnings semi-monthly
•	between 40 and 50 points — we contribute 10% of the employee's base earnings semi-monthly to a maximum of $22,000 a year and eligible amounts above this to a non-registered savings plan on the employee's behalf
•	50 points or more — we enrol the employee in the defined benefit plan and stop contributing to the define contribution plan

Mr. Jones participated in the defined contribution plan until January 1, 2010, when he was enrolled in the defined benefit plan. The table below shows the accumulated value of Mr. Jones' defined benefit at the start and end of 2012:

	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)
Robert M. Jones	27,146	–	30,140
Vice President, Midstream and Marketing

Pembina Pipeline Corporation • Management information circular	70

Termination and change of control

We have employment agreements with our NEOs and other senior officers. Under the terms of these agreements and the terms of our share unit plan and stock option plan, we will make certain payments if an executive's employment is terminated or there is a change of control of the corporation.

	Cash payment	Share unit plan	Stock option plan (executives do not participate in the stock option program)
Retirement	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company[1]	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Disability	• none	• same as retirement	• same as retirement
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• same as retirement
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs unless specified otherwise in the grant agreement	• same as retirement
Constructive dismissal	• retirement allowance (see below)	• same as retirement	• same as retirement
Termination without cause or following a change of control	• retirement allowance (see below)	• same as retirement	• same as retirement
Termination with cause	• none	• unvested RSUs and PSUs are forfeited and cancelled	• options expire immediately
Change of control [2,3]	• none

•  unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units.

•  the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[4]

Pembina Pipeline Corporation • Management information circular	71

[1]	RSUs and PSUs granted continue to vest as if the executive's employment had not been terminated, for all reasons except termination with cause.
[2]	If the CEO, COO and CFO are offered continued employment on comparable terms, RSUs and PSUs granted to executive officers will not vest or be paid out.
[3]	Unvested RSUs granted to directors will only vest if the director stops serving as a director immediately following the change of control.
[4]	The exceptions are:
•	the transaction doesn't provide for substitution or replacement of Pembina's common shares
•	the board (acting reasonably) determines that a substitution or replacement of Pembina's shares isn't practicable or that it would result in adverse tax consequences for option holders
•	the replacement securities aren't (or won't be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board of director's discretion.

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements.

Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive's contract multiplied by

•	the sum of the executive's:
•	salary for the current year
•	another 20% of current salary (in lieu of employment benefits and certain other payments)
•	the simple average of annual short-term incentive award for the past three years

Notice period
for the NEOs
Robert Michaleski, CEO	2 years
Michael Dilger, President and COO	2 years
Peter Robertson, VP, Finance and CFO	2 years
James Watkinson, VP, Legal	2 years
Robert Jones, VP, Midstream and Marketing	2 years

The NEOs can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving Pembina.

Our retiring allowances include standard confidentiality provisions, effective for two years. As a condition of payment, the executive releases Pembina from any further obligation or liability.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities
•	sale of more than 50% of our net assets
•	an acquisition requiring shareholder approval
•	dissolution, liquidation or winding-up of the company

Pembina Pipeline Corporation • Management information circular	72

•	change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event
•	another comparable event, as determined by the board.

Share unit plan

One of the following (unless the CEO, COO and CFO are offered continued employment on comparable terms):

•	acquisition of 50% or more of our issued and outstanding voting securities
•	sale of more than 50% of our net assets
•	dissolution, liquidation or winding-up of the company
•	an acquisition requiring shareholder approval
•	the majority of directors step down from the board
•	another comparable event, as determined by the board.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement
•	sale of all or substantially all of our assets and undertakings
•	become subject to a takeover bid or another comparable transaction

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the NEOs if they had been terminated on December 31, 2012 (with and without a change of control):

				Share unit plan payments[6] ($)		Total ($)
Name	Salary[4] ($)	Annual incentive bonus[5] ($)	Benefits and perquisites ($)	Termination without cause / constructive dismissal	Change of control and termination[7]	Termination without cause / constructive dismissal	Change of control and termination[7]
Robert Michaleski[1] Chief Executive Officer	1,250,000	979,580	250,000	2,498,048	2,498,048	4,977,628	4,977,628
Michael Dilger[2] President and COO	850,000	626,500	170,000	1,405,867	1,405,867	3,052,367	3,052,367
Peter Robertson Vice President, Finance and CFO	686,700	426,350	137,340	1,097,958	1,097,958	2,348,348	2,348,348
James Watkinson[3] Vice President, Legal	-	-	-	843,526	843,526	843,526	843,526
Robert Jones Vice President, Midstream and Marketing	640,000	468,000	128000	589,236	589,236	1,825,236	1,825,236

1 Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO.

2 Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.

3 Mr. Watkinson retired on December 31, 2012.

4 2012 annual salary x notice period (see page 75).

5 Notice period x average of the annual incentive bonuses in 2010, 2011 and 2012.

6 Estimated at $28.46 per share (the closing price of our common shares on the TSX on December 31, 2012). Assumes dividend units will be earned at the current dividend level ($1.62 per year) until they vest.

7 Amounts under the share unit plan are payable only following a change of control. Assumes the CEO, COO and CFO are not offered continued employment on comparable terms. See page 76 for more information.

Pembina Pipeline Corporation • Management information circular	73

Additional information about the long-term incentive plans

Securities authorized for issue under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2012.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,674,380	$20.24	4,611,180
Equity compensation plans not approved by securityholders	–	–	–
Total	2,674,380	$20.24	4,611,180

1 Options granted under the stock option plan.

Share unit plan – introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•     whether awards should be granted

•     when awards will be granted

•     who will receive awards

•     grant dates, performance and vesting periods

•     the fair market value of common shares

•     how the number of RSUs and PSUs granted will be determined

•     time, performance and other vesting conditions (including multipliers)

•     setting, changing and rescinding plan and grant agreements, regulations and terms

•     interpreting the plan and any related grant agreements

•     all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or the company's executive officers, or to agents or third-party administrators, if allowed by law and the board's mandate and subject to the plan's rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•     accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award

•     waive any term or condition attached to an award

•     decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 74.

Pembina Pipeline Corporation • Management information circular	74

Stock option plan

Introduced in 2011

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Shares reserved and available

7 million common shares are reserved and available for issue under the plan.

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 26 to our audited consolidated financial statements for the year ended December 31, 2012

As at December 31, 2012, there were 2,348,825 common shares issuable on the exercise of outstanding options awarded under the stock option plan:

•     exercise prices: from 25.28 to 30.06

•     average weighted exercise price: $26.13

•     expiration dates: from August 2, 2018 to September 30, 2019

As at March 27, 2013, there were 2,375,012 common shares issuable on the exercise of outstanding options awarded under the stock option plan and 1,045,299 common shares issuable on the exercise of outstanding options awarded under the fund option plan (see page 79). In total, this represents approximately 1.1% of our issued and outstanding common shares as at March 27, 2013.

Expiry	Up to seven years from the date of the grant. Expiry can be extended by ten business days if the options expire on or within 10 days of a trading blackout.
Limits

Individual insiders: 5% of the (non-diluted) issued and outstanding common shares at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the aggregate number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the individual in the preceding one-year period.

All insiders (as a group): same as insider limit, but excluding shares issued to insiders as a whole in the preceding one-year period.

Note: Because insiders are currently expected to participate in our Share unit plan and would not be eligible to participate in the Stock option plan, we do not expect to issue options to insiders under this plan.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•     increasing the number (or percentage) of shares that can be issued through the plan

•     making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option)

•     extending the expiry date of an option (except to avoid a trading blackout period)

•     adding new types of eligible participants

•     changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution.

•     making changes to types of changes that can be made to the plan.

Pembina Pipeline Corporation • Management information circular	75

Plan changes may also need to be approved by applicable stock exchanges.

Closing the plan	The board can suspend or terminate the plan at any time.
Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Change of control	See Termination and change of control on page 74.

Fund option plan

This plan was closed in 2010

Plan administration	The fund option plan is administered by our board.
Eligibility	Directors, officers and employees were eligible to receive options under the plan.
Award	Options to buy Pembina common shares. No options have been awarded under this plan since November 28, 2002.
Shares issuable and outstanding

As at December 31, 2012, there were 1,182,813 common shares issuable on the exercise of outstanding options awarded under the plan:

•     exercise prices: from $14.18 to $19.17

•     average weighted exercise price: $17.10

•     expiration dates: from November 29, 2013 to September 14, 2017

The options cannot be assigned or transferred.

Vesting

Options have a 7-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by ten business days if the options expire on or within 10 days of a trading blackout.

Payout

Each option that vests can be used to buy one common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options were approved.

Forfeiture and clawbacks	See termination and change of control on page 74.
Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively. All changes must receive prior approval from the TSX.

It can make the following changes without shareholder approval:

•     "housekeeping" changes

•     correcting a clerical or typographical error or an inconsistency with our declaration of trust

•     changing the timing and terms of vesting of options granted under the plan

•     terminating provisions of an option granted under the plan as long as the change doesn't extended the option's expiry date

•     avoiding inconsistency with, or changing provisions to ensure that, an optionholder isn't subject to unfavourable treatment under the Income Tax Act or other tax laws

•     adding a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying common shares from the number reserved for issuance under the plan

•     other matters that the TSX may approve from time to time.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Pembina Pipeline Corporation • Management information circular	76

4. Other information

Interest in the business of the meeting

To the best of our knowledge, none of the following people has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors):

•	anyone who has been a director or executive officer of Pembina at any time since the beginning of January 1, 2012
•	any of the nominees for director
•	any of their associates or affiliates.

Interest in material transactions

To the best of our knowledge, none of the following people has a material interest, direct or indirect, in any transaction since January 1, 2012 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries:

•	anyone who beneficially owns or exercises control or direction over 10% or more of our common shares
•	any of the nominees for director
•	any of their associates or affiliates.

Indebtedness to the company

None of the following people is currently indebted to the company or has been at any time since January 1, 2012:

•	anyone who has been a director or executive officer of Pembina at any time since the beginning of January 1, 2012
•	any of the nominees for director
•	any of their associates or affiliates.

About non-GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they give us a better understanding our results from operations, leverage, liquidity and financial positions.

These are considered supplementary because they aren't defined by General Accepted Accounting Principles (GAAP) and don't have a standard meaning, so may not be comparable to similar measures presented by other issuers. You shouldn't use them as an alternative to GAAP measures when assessing our performance.

When we acquired Provident, some of our business activities changed, so we changed the definition of some of our non-GAAP measures, as noted below.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

We use EBITDA in the ratios we use to assess our leverage and financial performance. We calculate it as results from operating activities, plus share of profit from equity accounted investees (before tax), plus depreciation and amortization (included in operations and general and administrative expense), plus unrealized gains or losses on commodity-related derivative financial instruments.

Adjusted EBITDA is EBITDA without the expenses related to the acquisition.

Adjusted earnings

We use adjusted earnings to assess and compare our financial performance. We calculate it as earnings before tax, less unrealized gains or losses on derivative financial instruments, less expenses related to the acquisition, plus share of profit from equity accounted investees (before tax).

Pembina Pipeline Corporation • Management information circular	77

Adjusted cash flow from operating activities

We use adjusted cash flow from operating activities to assess our financial performance each reporting period. We calculate it as cash flow from operating activities, plus the change in non-cash working capital, less expenses related to the acquisition.

Operating margin

We use operating margin to assess financial performance. We calculate it as gross profit, less depreciation and amortization included in operations, less unrealized gain (loss) on commodity-related derivative financial instruments.

Beginning in the second quarter of 2012, we reclassified unrealized gain (loss) on commodity-related derivative financial instruments from net finance costs to gross profit.

Total enterprise value

We use total enterprise value, in combination with other measures, to assess the overall market value of our business. We calculate it as the market value of our common shares and convertible debentures at a specific date, plus senior debt.

Pembina Pipeline Corporation • Management information circular	78

Appendix A

Special resolution authorizing an amendment to our articles to create new class of preferred shares

Please see "About the Shareholder Meeting – 5. Approve an amendment to our articles to create a new class of preferred shares" in the circular to which this Appendix is attached for a discussion of the proposed new class of preferred shares to be created pursuant to the special resolution below, provided requisite shareholder approval is obtained at the meeting, and the reasons for the board recommending this action.

RESOLVED, as a special resolution of the shareholders of Pembina Pipeline Corporation (the "Corporation") that:

1.	the Articles of the Corporation be amended to create a new class of preferred shares designated as "Class A Preferred Shares", issuable in series (the "Class A Preferred Shares"), in a number which shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding common shares of the Corporation ("Common Shares") at the time of issuance of any such Class A Preferred Shares; such Class A Preferred Shares having attached thereto the rights, privileges, restrictions and conditions as follows:

(a)	Directors' Authority to Issue in One or More Series

The directors of the Corporation may issue the Class A Preferred Shares at any time and from time to time in one or more series.

(b)	Terms of Each Series

Before the first shares of a particular series are issued, the board of directors of the Corporation shall, subject to the limitation on the number of Class A Preferred Shares to be issued as set forth above, fix the number of shares in such series and shall determine, subject to any limitations set forth in these provisions as more fully set forth below, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation, the rate and amount of any dividends to be declared (which may be cumulative or non-cumulative and variable or fixed), the method of calculating of such dividends and whether such rate, amount or method of calculation shall be subject to change(s) or adjustment(s) in the future (and the terms of such change(s) or adjustment(s)), the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such dividends shall accrue, the terms of redemption and/or purchase for cancellation, including the redemption price and other terms and conditions of redemption and/or purchase for cancellation, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any, and subject to paragraph (k) below) and the conversion or exchange rights (if any) and restrictions on payment of dividends on any shares other than the Class A Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation and any sinking fund, purchase fund or other provisions attaching thereto.

(c)	First Shares of Each Series

Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Registrar (as defined in the Business Corporations Act (Alberta)) articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

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(d)	Ranking of Each Series of Class A Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Class A Preferred Shares shall confer upon a series a priority over any other series of Class A Preferred Shares in respect of redemption, the payment of dividends, the return of capital or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in redemption, the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)	Priority

Each series of Class A Preferred Shares shall have priority over the Common Shares, Class B Preferred Shares and any other class of shares of the Corporation ranking junior to the Class A Preferred Shares, and each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, in each case with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(f)	Other Preferences

The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares, the Class B Preferred Shares and over any other class of shares of the Corporation ranking junior to the Class A Preferred Shares as may be determined by the board of directors of the Corporation.

(g)	Dividends

The holders of each series of Class A Preferred Shares shall be entitled to receive dividends as and when declared by the board of directors of the Corporation in respect of such series of Class A Preferred Shares.

(h)	Participation

In the event of the liquidation, dissolution or winding up of the Corporation, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable to such holders as herein provided, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation.

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(i)	Conversion Rights

No series of Class A Preferred Shares shall be convertible into any other class of shares of the Corporation but may be convertible into another series of Class A Preferred Shares.

(j)	Redemption

Each series of Class A Preferred Shares shall be redeemable by the Corporation on such terms as determined by the board of directors of the Corporation.

(k)	Voting Rights

The holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the board of directors of the Corporation shall determine otherwise, in which case voting rights shall only be provided in circumstances where the Corporation shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the board of directors of the Corporation and set forth in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

(l)	Variation of Rights

The provisions of the Class A Preferred Shares and any series thereof may be amended or repealed at any time with such approval as may be required by law.

2.	the board of directors of the Corporation is hereby authorized, in its sole discretion and without further approval of the shareholders, to revoke or rescind these resolutions before it is acted on; and

3.	any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all such documents and instruments, including articles of amendment of the Corporation and to do all such other things and take such other actions as may be necessary or desirable to give effect to these resolutions.

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Appendix B

Special resolution authorizing an amendment to our articles to change the designation and terms of our existing internally held preferred shares

Please see "About the Shareholder Meeting – 6. Approve an amendment to our articles to change the designation and terms of our existing internally held preferred shares" in the circular to which this Appendix is attached for a discussion of the proposed re-designation and amendments to the terms of our existing internally held preferred shares pursuant to the special resolution below, provided requisite shareholder approval is obtained at the meeting, and the reasons for the board recommending this action.

RESOLVED, as a special resolution of the shareholders of Pembina Pipeline Corporation (the "Corporation") that:

1.	the Articles of the Corporation be amended to change the designation of the "Preferred Shares, Series A" of the Corporation to "Class B Preferred Shares" (the "Class B Preferred Shares") and change the rights, privileges, restrictions and conditions in respect of such shares to having attached thereto the rights, privileges, restrictions and conditions as follows:

(a)	Stated Capital Account

In accordance with the provisions of subsection 28(3) of the Business Corporations Act (Alberta), on the issuance of Class B Preferred Shares in exchange for property, or shares of another class, or pursuant to an amalgamation referred to in sections 182 or 187 of the Business Corporations Act (Alberta) or an arrangement referred to in paragraphs 193(1)(b) or (c) of the Business Corporations Act (Alberta), the directors of the Corporation may add to the stated capital account maintained for such Class B Preferred Shares the whole or any part of the amount of the consideration received by the Corporation in the exchange.

(b)	Class B Redemption Amount

The price or consideration payable entirely in lawful money of Canada at which each Class B Preferred Share shall be redeemed (the "Class B Redemption Amount") shall be the fair market value of the consideration received therefor (the "Class B Consideration") as determined by the directors of the Corporation at the time of issuance of the Class B Preferred Shares as adjusted from time to time pursuant to the provisions of this paragraph (b).

If any competent taxing authority (the "Taxing Authority") at any time issues or proposes to issue any assessment or assessments that impose or would impose any liability for tax as a result of a determination by the Taxing Authority that the fair market value of the Class B Consideration at the time Class B Preferred Shares were issued was an amount (the "Revised Amount") other than the amount approved by the directors and if:

(i)	the directors and the holders of the Class B Preferred Shares agree with such determination;

(ii)	all times for appeal in respect of the determination have expired without appeals having been taken; or

(iii)	a Court or tribunal having jurisdiction in the matter has decided to uphold such determination or has decided that the fair market value of the Class B Consideration at the time the Class B Preferred Shares were issued was an amount (the "Court Determined Value") which is equal to neither the Revised Amount nor the amount previously determined by the directors and

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(A)	all appeal rights in respect of such decision have been exhausted or have expired without appeals having been taken; or

(B)	the directors and the holders of the Class B Preferred Shares agree with such decision;

then the Class B Redemption Amount of the Class B Preferred Shares shall be adjusted retroactively to equal either the Revised Amount or, where the Court Determined Value, is an amount other than the Revised Amount, the Court Determined Value and all necessary adjustments, payments and repayments as may be required shall forthwith be made so that the Corporation and all holders or former holders of the Class B Preferred Shares are in the same position that they would have been in if the Class B Redemption Amount with respect to such shares had been originally determined to be either the Revised Amount or the Court Determined Value, as applicable.

Without limiting the generality of the foregoing, if dividends are paid on any Class B Preferred Share between the date of its issuance and the date of any adjustment to the Class B Redemption Amount as provided for above then, upon any such adjustment being made, an amount shall be paid by the Corporation or by the recipient of the dividends on such Class B Preferred Share, as the case may be, together with interest thereon at the prime rate of interest charged by the bankers of the Corporation at the date of payment of the dividends computed from the date of payment of the dividends to the date of payment provided for in this subparagraph, which amount shall be equal to the difference between the amount of the dividends actually received and the amount of dividends which would have been received if the required adjustment to the Class B Redemption Amount had been made at the date of issuance of such Class B Preferred Share.

Without limiting the generality of the foregoing, if any Class B Preferred Share is redeemed, purchased or otherwise acquired or cancelled for an amount which is equal to or is based upon the Class B Redemption Amount before any adjustment to Class B Redemption Amount as provided for above has been made then, upon any such adjustment being made, an amount shall be paid by the Corporation or the person whose Class B Preferred Share was redeemed, purchased or otherwise acquired or cancelled, as the case may be, together with interest thereon at the prime rate of interest charged by the bankers of the Corporation at the date of the redemption, purchase or other acquisition or cancellation of the Class B Preferred Share computed from the date of such payment to the date of the payment provided for in this subparagraph, which amount shall equal the difference between the amount actually paid on the redemption, purchase or other acquisition or cancellation of the Class B Preferred Share and the amount which would have been paid if the required adjustment to the Class B Redemption Amount had been made at the date of issuance of the Class B Preferred Share that was deemed, purchased or otherwise acquired or cancelled.

The directors shall take reasonable steps so as to not allot and issue any Class B Preferred Shares or approve of the transfer of any Class B Preferred Shares unless the person to whom the shares are issued or the transferee, as the case may be, is made aware of the provisions of this paragraph and agrees or acknowledges, in a form and manner satisfactory to the directors, to be bound by and comply with the provisions of this paragraph.

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(d)	Voting Rights

Subject to the provisions of the Business Corporations Act (Alberta), a holder of Class B Preferred Shares shall not be entitled to receive notice of, attend at or to vote at any meeting of the shareholders of the Corporation.

(e)	Dividend Rights

The holders of Class B Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, if and when declared by the directors out of the moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends based on the Class B Redemption Amount applicable to such shares at the rate to be set by the directors. Any dividends declared on the Class B Preferred Shares shall be preferential in respect of dividends declared on the Common Shares of the Corporation, but shall be junior to any dividends declared on the Class A Preferred Shares of the Corporation.

The directors shall be entitled from time to time to declare in full or in part the said non-cumulative dividend for any fiscal year and may declare, subject to the applicable provisions of the Business Corporations Act (Alberta) and the terms of any other shares of the Corporation which have priority to the Class B Preferred Shares (including the Class A Preferred Shares), dividends on Class B Preferred Shares without declaring a dividend on the Common Shares of the Corporation or on any other class of preferred shares of the Corporation (including the Class A Preferred Shares) and may from time to time declare dividends on the Common Shares of the Corporation and on any other class of preferred shares of the Corporation (including the Class A Preferred Shares) without declaring a dividend on the Class B Preferred Shares.

(f)	Return of Capital

Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding up its affairs, the holders of the Class B Preferred Shares shall be entitled to receive for each such share, in priority to the rights of holders of Common Shares but junior to the rights of holders of any Class A Preferred Shares, the Class B Redemption Amount per share together with all declared but unpaid dividends thereon (herein referred to as the "Class B Redemption Price"). After the payment to the holders of the Class B Preferred Shares of the Class B Redemption Price for each such share as aforesaid, the holders of the Class B Preferred Shares shall have no right or claim to any of the remaining assets of the Corporation.

(g)	Redemption

The Corporation may, upon giving notice as provided in paragraph (j), redeem or purchase the whole or any part of the Class B Preferred Shares held by one or more shareholders on payment for each share to be redeemed or purchased of the Class B Redemption Price. The Class B Preferred Shares shall rank junior to the Class A Preferred Shares with respect to the payment on redemption of the applicable class of shares (including in respect of a redemption pursuant to paragraph (h) below).

(h)	Mandatory Automatic Redemption by the Corporation

Subject to the provisions of the Business Corporations Act (Alberta):

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(i)	If at any time a holder of Class B Preferred Shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of the Corporation, the Corporation, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed or purchased all of the Class B Preferred Shares held by such holder in exchange for payment for each share redeemed or purchased of the Class B Redemption Price.

(ii)	Upon obtaining knowledge that a holder of Class B Preferred Shares has ceased to be, or is not, a direct or indirect wholly-owned subsidiary of the Corporation, the Corporation shall mail to each such holder a notice in writing of that the holder's Class B Preferred Shares have been deemed to be automatically redeemed or purchased by the Corporation. Such notice shall be mailed to each such shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such shareholders shall not affect the validity of such automatic redemption or purchase.

(iii)	Such notice shall set out the Class B Redemption Price in respect of such shares, whether the shares have been redeemed pursuant to Section 36 of the Business Corporations Act (Alberta), or have been purchased pursuant to Section 34 of the Business Corporations Act (Alberta) and the date on which payment by the Corporation for such automatic redemption or purchase is to take place.

(iv)	On or after the date so specified for payment in respect of the automatic redemption or purchase, the Corporation shall pay, or cause to be paid, to, or to the order of, the registered holders of the Class B Preferred Shares which have been redeemed, or purchased, the Class B Redemption Price in respect thereof on presentation and surrender at the registered office of the Corporation, or any other place designated in such notice, of the certificates for the Class B Preferred Shares which have been redeemed or purchased.

(v)	From and after the time that a holder of Class B Preferred Shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of the Corporation, the Class B Preferred Shares shall be deemed to be automatically redeemed or purchased, shall be deemed to be cancelled, and shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of their rights as shareholders in respect thereof.

(vi)	The Corporation shall have the right at any time after mailing of the notice of its intention to make payment for such automatically redeemed or purchased Class B Preferred Shares to deposit to a special account in any chartered bank or any trust company in Canada named in such notice, the Class B Redemption Price of the shares so redeemed or purchased. The deposit shall be made in such a manner that it shall be paid without interest to or to the order of the respective holders of such Class B Preferred Shares so redeemed or purchased upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same.

(i)	Retraction Privilege

Subject to the provisions of the Business Corporations Act (Alberta):

(i)	Any holder of Class B Preferred Shares may at any time demand that the Corporation redeem all or any part of such Class B Preferred Shares by payment to him of the Class B Redemption Price in respect of such shares.

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(ii)	Such demand for redemption shall be made in writing, signed by the holder demanding redemption and shall be delivered or mailed to the registered office of the Corporation and shall be deemed to have been received on the day of delivery if delivered and on the business day following the day of mailing if mailed.

(iii)	Forthwith upon receipt of a demand for redemption the Corporation shall deliver or mail a copy thereof to all other holders, if any, of Class B Preferred Shares, and such copy shall be deemed to have been received on the day of delivery if delivered and on the business day following the day of mailing if mailed. The rationale for this mailing shall be to allow other holders of Class B Preferred Shares to submit demands for redemption.

(iv)	If there is only one holder of Class B Preferred Shares the Corporation shall redeem the Class B Preferred Shares referred to in his demand forthwith upon receipt thereof. If there is more than one such holder, then on the 21st day following the last date of delivery or mailing of the copies referred to in the preceding paragraph, the Corporation shall redeem all Class B Preferred Shares in respect of which it has then received demands for redemption provided that if the assets of the Corporation are not sufficient to redeem all of those shares, the redemption shall be made pro rata in proportion to the number of Class B Preferred Shares specified in the demands received on or before that 21st day.

(v)	The Class B Preferred Shares shall rank junior to the Class A Preferred Shares with respect to payment on retraction of the applicable class of shares.

(j)	Manner of Redemption or Purchase of Class B Preferred Shares

Other than in respect of a redemption of Class B Preferred Shares pursuant to paragraph (h), the redemption or purchase of Class B Preferred Shares shall be made in the following manner:

(i)	The Corporation shall, at least 30 days (or such other period of time as may be set at the time of issuance of the said Class B Preferred Shares) before the date specified for redemption or purchase or such lesser period of time as may be unanimously agreed upon by the holders of all of the Class B Preferred Shares then being redeemed or purchased, mail to each person, who at the date of mailing, is the registered holder of the Class B Preferred Shares, a notice in writing of the intention of the Corporation to redeem or purchase such Class B Preferred Shares. Such notice shall be mailed to each such shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such shareholders shall not affect the validity of such redemption or purchase.

(ii)	Such notice shall set out the Class B Redemption Price in respect of such shares, whether the shares are being redeemed pursuant to Section 36 of the Business Corporations Act (Alberta), or are being purchased pursuant to Section 34 of the Business Corporations Act (Alberta), the date on which redemption or purchase is to take place, and, if only part of the Class B Preferred Shares held by the person to whom the notice is addressed are to be redeemed or purchased, the number thereof to be redeemed or purchased.

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(iii)	On or after the date so specified for redemption or purchase, the Corporation shall pay, or cause to be paid, to, or to the order of, the registered holders of the Class B Preferred Shares to be redeemed, or purchased, the Class B Redemption Price in respect thereof on presentation and surrender at the registered office of the Corporation, or any other place designated in such notice, of the certificates for the Class B Preferred Shares called for redemption or purchase and the certificates for such shares shall thereupon be cancelled and the shares represented thereby be deemed to be redeemed or purchased. If only part of the shares represented by any certificate are redeemed or purchased, a new certificate for the balance shall be issued at the expense of the Corporation.

(iv)	From and after the date specified in any such notice, the Class B Preferred Shares called for redemption or purchase shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of their rights as shareholders in respect thereof; unless payment of the Class B Redemption Price is not made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until so paid.

(v)	The Corporation shall have the right at any time after mailing of the notice of its intention to redeem or purchase any Class B Preferred Shares to deposit to a special account in any chartered bank or any trust company in Canada named in such notice, Class B Redemption Price of the shares so called for redemption or purchase, or the Class B Redemption Price of such number of said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase. The deposit shall be made in such a manner that it shall be paid without interest to or to the order of the respective holders of such Class B Preferred Shares called for redemption or purchase upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same, and upon such deposit being made or upon the date specified for the redemption or purchase in such notice, whichever is the later, the Class B Preferred Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed or purchased and the rights of the holder thereof after such deposit or such redemption or purchase date, as the case may be, shall be limited to receiving without interest their proportionate share of the total Class B Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively, and any interest accrued on any such deposit shall belong to the Corporation.

(vi)	Except as otherwise provided in subparagraph (j)(iv), if only part of the outstanding Class B Preferred Shares are to be redeemed or purchased at the option of the Corporation at any one time, the directors may in their absolute discretion determine the Class B Preferred Shares so to be redeemed or purchased and such redemptions or purchase need not be pro-rata to the holdings of any holder or on any other fixed basis.

2.	the board of directors of the Corporation is hereby authorized, in its sole discretion and without further approval of the shareholders, to revoke or rescind these resolutions before it is acted on; and

3.	any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all such documents and instruments, including articles of amendment of the Corporation and to do all such other things and take such other actions as may be necessary or desirable to give effect to these resolutions.

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Appendix C

Summary of amended and restated shareholder rights plan agreement

Please see "About the Shareholder Meeting – 8. Approve our Shareholder Rights Plan" in the circular to which this Appendix is attached for a discussion of the shareholder rights plan of Pembina proposed to be continued pursuant to the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 10, 2013 between Pembina and Computershare, as rights agent, (referred to herein as the "Rights Plan"), provided requisite shareholder approval is obtained at the meeting and the reasons for the board recommending its continuation.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the circular to which this Appendix is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary. A shareholder may obtain a copy of the Rights Plan by contacting the Corporate Secretary of Pembina at 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, telephone 403.231.7500.

Definitions

"Convertible Securities" means, at any time, any securities issued by Pembina from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

"Common Shares" means the common shares of Pembina.

"Independent Shareholders" means holders of Common Shares, excluding:

(a)	any Acquiring Person (as described below);

(b)	any Offeror (as defined below);

(c)	any affiliate or associate of such Acquiring Person or Offeror;

(d)	any person acting jointly or in concert with such Acquiring Person or Offeror; or

(e)	any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of Pembina or a subsidiary of Pembina, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

"Offer to Acquire" includes:

(a)	an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(b)	an acceptance of an offer to sell common shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

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"Offeror" shall mean any person that is making or has announced a current intention to make a Take-over Bid.

"Shareholder" means a holder of Common Shares.

"Take-over Bid" means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the meeting, the Rights Plan will be continue to be in effect following the meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the "Expiration Time", which, pursuant to the Rights Plan, is defined as the earliest of: (i) the "Termination Time", generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of the annual meeting of Shareholders in the year 2016, unless the term of the Rights Plan is extended beyond such date by resolution of the holders of Common Shares at the 2016 annual meeting of Shareholders, and at every third annual meeting of the Shareholders thereafter (each, a "Reconfirmation Meeting"). If the continued existence of the Rights Plan is ratified at each such Reconfirmation Meeting by resolution passed by a majority of votes cast by (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan, then "Expiration Time" shall mean the earlier of the Termination Time and the termination of the annual meeting of Shareholders in the year that is three years after the year in which such approval occurs.

Issue of Rights

One right (a "Right") was issued by Pembina in respect of each Common Share that was outstanding immediately after Pembina's conversion to a corporate entity on October 1, 2010 and each additional Common Shares issued thereafter. One Right will also be issued for each additional Common Share issued after the meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with Pembina's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the "Separation Time", being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the board of directors of Pembina may determine.

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Acquiring Person

A person will be considered to be an "Acquiring Person" for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A "Flip-in Event" generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the board of directors of Pembina has not waived the application of the Rights Plan, each Right beneficially owned by:

(a)	an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)	any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for Pembina without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a "Permitted Bid" under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a)	made to all holders of record of Common Shares (other than the Offeror); and

(b)	subject to irrevocable and unqualified provisions that:

(i)	the bid will remain open for acceptance for at least 60 days from the date of the bid;

(ii)	the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii)	the bid will be extended for at least 10 business days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will also be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder pursuant to which the Shareholder (the "Locked-Up Person") agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the "Lock-Up Bid") made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

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(a)	the terms of the agreement are publicly disclosed and a copy is publicly available;

(b)	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c)	if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no "break fees" or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Corporation that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share.

From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

The board of directors of Pembina may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan's application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The board of directors of Pembina may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

With Shareholder approval, the board of directors of Pembina may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the board of directors of Pembina has waived the application of the Rights Plan.

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With Shareholder approval, the board of directors of Pembina may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of "Beneficial Ownership" under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

If the Rights Plan is approved at the meeting, amendments will thereafter be subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations.

In addition, where required, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.

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Appendix D

Board mandate

I.	GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of Pembina Pipeline Corporation (the "Corporation") and all entities controlled by the Corporation (collectively "Pembina") in the best interests of the holders of Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve the amount of cash to be distributed to the Corporation's Shareholders, to enhance and preserve long-term value to the Corporation, to confirm that Pembina meets its obligations on an ongoing basis and to confirm that Pembina operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, shippers and communities).

The Board has responsibility for managing its own affairs and the stewardship of Pembina, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II.	CONSTITUTION

The Board is to consist of a minimum of five (5) and a maximum of eleven (11) directors. A majority of the Board shall be composed of directors who are independent pursuant to the Corporation's Standards for Director Independence. The Board shall propose the list of nominees for individual election as directors of the Corporation to be put before the annual meeting of Shareholders of the Corporation to be effected by an ordinary resolution passed by a majority of the votes cast by Shareholders.

III.	BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of Pembina, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;
(b)	Human Resources and Compensation Committee;
(c)	Health, Safety and Environment Committee; and
(d)	Governance Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

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V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;
(b)	filling vacancies among the directors or appointing additional directors;
(c)	approving borrowing and hedging;
(d)	authorizing Pembina to issue debt or equity securities, declare dividends, or purchasing the Corporation's own shares;
(e)	approving prospectuses, if any;
(f)	approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;
(g)	adopting, amending or repealing by-laws;
(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;
(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;
(j)	directing management to implement systems that are designed to confirm that Pembina operates within applicable laws and regulations, and to the highest ethical and moral standards;
(k)	satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Corporation; and
(l)	with the assistance of reports and/or recommendations of the Human Resources and Compensation Committee:
(i)	appointing and confirming the remuneration of the CEO and appointing and approving the remuneration of other senior executives comprising the senior management team, and providing them with advice and counsel in the execution of their duties;
(ii)	monitoring and evaluating the performance of the CEO and other senior executives;
(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and
(iv)	approving adoption of equity compensation plans, stock option grants and short-term and long-term incentive plan criteria, targets and awards.

VI.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for Pembina and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and
(b)	monitor performance against the strategic plan.

VII.	RISK MANAGEMENT

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and verify that Pembina achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina. The Board will:

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(a)	confirm that a management system is in place to identify the principal risks to Pembina and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters;
(c)	review insurance coverage annually; and
(d)	confirm that processes are in place to comply with the declaration of trust governing the Corporation's by-laws, Code of Conduct, and all other significant policies and procedures.

VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.

IX.	DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Human Resources and Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Shareholders, the directors will be eligible to participate in Pembina's Share Unit Award Incentive Plan (the "Share Unit Plan") under which directors are eligible to receive awards of restricted share units, or "RSUs."

X.	TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

XI.	RETIREMENT AGE FOR DIRECTORS

Unless otherwise determined by the Board, no person will be nominated by management for appointment or election as a director once that person has reached seventy (70) years of age.

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XII.	BOARD AND COMMITTEE EVALUATION

The Board Chair will facilitate an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board, in conjunction with the Governance Committee, will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. Each director will complete a board effectiveness questionnaire assessing:

(a)	the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and
(b)	the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to maintain the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XIII.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board will approve a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Governance Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making.

Directors are encouraged to identify potential candidates to the Governance Committee. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate.

XIV.	DIRECTOR QUALIFICATION STANDARDS

The Corporation's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

The role of selecting an individual to become a director belongs to the Governance Committee, who will consider the education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Corporation's objectives. Selections made by the Governance Committee are subject to Board approval.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

XV.	ORIENTATION AND ONGOING EDUCATION

The Board shall approve, as required, a director orientation and ongoing education plan presented by the Governance Committee which provides that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

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The Corporation also provides directors with opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted annually, and typically include reviews of the competitive environment, the Corporation's performance relative to peers, and any other developments that could materially affect the Corporation's business. Such briefings are typically supplemented by participation by third party consultants, such as financial advisors, pension experts and outside legal counsel.

XVI.	BOARD OPERATIONS

A.	Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Participation on Committees

All members of the Audit Committee, all members of the Human Resources and Compensation Committee, and all members of the Governance Committee must be independent, subject only to the Board claiming an available exemption available under applicable securities laws. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to three committees, including the Governance Committee, in order to enable the director to give proper attention to each committee, as well as to the Board.

C.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitate open communication, meaningful participation and timely resolution of issues.

D.	Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E.	Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

G.	In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

H.	Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Corporation, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

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I.	Stakeholder Communication

The Board will:

(a)	confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;
(b)	approve the adoption of a Disclosure Policy relating to, among other matters, the confidentiality of the Corporation's business information and the timely reporting of developments that have a significant and material impact on the value of the Corporation.

XVII.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Corporation's approach to corporate governance and has adopted Corporate Governance Guidelines that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors, and Board operations.

The Board will:

(a)	establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;
(b)	establish committees and approve their respective charters and the limits of authority delegated to each committee;
(c)	establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;
(d)	require directors to obtain approval prior to serving on the board of directors of other publicly traded companies;
(e)	review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;
(f)	approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;
(g)	review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;
(h)	arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and
(i)	establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.

XVIII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics and will:

(a)	establish procedures for monitoring compliance with such code; and
(b)	approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

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XIX.	BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by fax or email);
(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;
(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
(d)	be given at least forty-eight (48) hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present. The director who also holds the office of President will have a second or deciding vote in the event of an equality of votes.

The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Board and the external auditor.

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Appendix E

Summary of the Procedure for Exercising the Right to Dissent

The following is a summary of the procedure for a shareholder to exercise its right to dissent as provided in Section 191 of the Business Corporations Act (Alberta) (the "ABCA").

A shareholder has a right to dissent under Section 191 of the ABCA if the shareholder is opposed to the special resolution in respect of the amendment to our articles to create a new class of Class A Preferred Shares (the "Amending Resolution"). Section 191 of the ABCA provides that a shareholder may make a claim under that section only with respect to all the common shares held by such shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may exercise the right to dissent under Section 191 of the ABCA only in respect of common shares which are registered in that shareholder’s name. In many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the common shares (such as banks, trust companies, securities dealers and brokers, trustees or nominees); or (b) in the name of a clearing agency of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 191 of the ABCA directly (unless the common shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary with which the Non-Registered Holder deals in respect of the common shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the common shares are registered in the name of the clearing agency, would require that the common shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the common shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to exercise dissent rights (a "Dissenting Shareholder") under Section 191 of the ABCA must send to Pembina at its registered office at 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Corporate Secretary, a written objection to the special resolution (the "Notice of Dissent") at or before the time fixed for the meeting at which the special resolution is to be voted on (namely, 2:00 p.m. on May 10, 2013). The sending of a Notice of Dissent does not deprive a shareholder of the shareholder’s right to vote on the special resolution, but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent.

Pembina or a Dissenting Shareholder may apply to the Court of Queen's Bench of Alberta ("Court"), by way of an originating notice, after the approval of the Amending Resolution, to fix the fair value of the Dissenting Shareholder's common shares. If such an application is made to the Court by either Pembina or a Dissenting Shareholder, Pembina must, unless the Court orders otherwise, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the directors of Pembina to be the fair value of the common shares held by such Dissenting Shareholder. The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Pembina is the applicant, or within 10 days after Pembina is served with a copy of the originating notice, if a Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Dissenting Shareholder and contain or be accompanied with a statement showing how the fair value was determined. A Dissenting Shareholder may make an agreement with Pembina for the purchase of such holder's common shares in the amount of the offer made by Pembina at any time before the Court pronounces an order fixing the fair value of the common shares. A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the common shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Pembina and in favour of each of those Dissenting Shareholders, fixing the time within which Pembina must pay the amount payable to each Dissenting Shareholder and may allow for a reasonable rate of interest on the amount payable calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

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On the Amending Resolution becoming effective, or upon the making of an agreement between Pembina and the Dissenting Shareholder as to the payment to be made by Pembina to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of such holder's common shares in the amount or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or if the Amending Resolution has not yet become effective, Pembina may rescind the Amending Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Pembina shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Pembina shall notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for their common shares, in which case the Dissenting Shareholder may, by written notice to Pembina, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Amending Resolution as a shareholder. If the Dissenting Shareholder does not withdraw such holder's written objection, such Dissenting Shareholder retains status as a claimant against Pembina, to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their common shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

Shareholders considering exercising the right to dissent should specifically refer to Section 191 of the Business Corporations Act (Alberta), the text of which is set out below in this Appendix E, as failure to comply strictly with the provisions set forth therein may prejudice the shareholder’s right to dissent. It is suggested that a shareholder of Pembina wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the Business Corporations Act (Alberta) may result in the loss or unavailability of the right to dissent.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date of this information circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a shareholder who at all relevant times, for purposes of the Tax Act, validly exercises its right to dissent under the ABCA, deals at arm’s length with and is not affiliated with Pembina and holds its shares as capital property. Generally, the shares will be considered capital property to a person for purposes of the Tax Act provided the person does not hold those shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a shareholder: (i) that is a “financial institution” for the purposes of the “mark to market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution”; (iii) an interest in which is, or whose shares are, a “tax shelter investment”; or (iv) whose “functional currency” for purposes of the Tax Act is the currency of a country other than Canada, each as defined in the Tax Act; or (v) has entered or will enter into a “derivative forward agreement” as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013 with respect to the shares. Such shareholders should consult their own tax advisors.

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This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof by the Minister of Finance (Canada) ("Proposed Amendments") and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular shareholder. Consequently, shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances. Shareholders who are resident in, or who otherwise are subject to tax in, jurisdictions other than Canada should consult their own advisors with respect to the tax implications applicable to them, including any filing requirements, in such jurisdictions.

Dissenting Resident Holders

The following summary applies to a shareholder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada and validly exercises its right to dissent under the ABCA (a "Dissenting Resident Holder").

A Dissenting Resident Holder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court, if any) exceeds the paid-up capital in respect of the Dissenting Resident Holder’s shares (as determined under the Tax Act). Any such dividend will not be an eligible dividend for the purposes of the enhanced gross-up and dividend tax credit rules, because it will not be designated as such by Pembina.

A Dissenting Resident Holder who is an individual will be required to include in income any deemed dividend and will be subject to the gross-up and dividend tax credit rules in the Tax Act applicable to taxable dividends received from taxable Canadian corporations. A Dissenting Resident Holder that is a corporation will be required to include in income any deemed dividend, but generally will be entitled to deduct an equivalent amount in computing its taxable income. However, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend under subsection 55(2) of the Tax Act. Dissenting Resident Holders that are corporations should consult their own tax advisors in this regard. A Dissenting Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 33 1/3% on any dividends that it receives or is deemed to receive to the extent that such dividends are deductible in computing the Dissenting Resident Holder’s taxable income for the year.

In addition, a Dissenting Resident Holder will be considered to have disposed of its shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (less an amount in respect of interest awarded by the Court, if any, and the amount of any deemed dividend). Such Dissenting Resident Holder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the aggregate of the Dissenting Resident Holder’s adjusted cost base of the shares immediately before the disposition and any reasonable costs of disposition.

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Generally, a Dissenting Resident Holder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain") and will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year by such Dissenting Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act. In general, a capital loss otherwise arising on the disposition of a share by a Dissenting Resident Holder that is a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a corporation is, directly or through a partnership or a trust, a member of a partnership or a beneficiary of a trust that owns shares. Dissenting Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Dissenting Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax. Dissenting Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Any interest awarded by the Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act.

Dissenting Non-Resident Holders

The following summary applies to a shareholder who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and validly exercises its right to dissent under the ABCA (a "Dissenting Non-Resident Holder").

A Dissenting Non-Resident Holder will be deemed to receive a dividend equal to the amount by which the amount received (less an amount in respect of interest awarded by the Court, if any) exceeds the paid-up capital in respect of the Dissenting Non-Resident Holder’s shares. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder’s country of residence.

In addition, a Dissenting Resident Holder will be considered to have disposed of its shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (less an amount in respect of interest awarded by the Court, if any, and the amount of any deemed dividend). Such a Dissenting Non-Resident Holder will be subject to tax under the Tax Act on any gain if such shares constitute “taxable Canadian property” (as defined in the Tax Act), unless relief is provided under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder’s country of residence. The taxation of capital gains and losses realized by a Dissenting Non-Resident Holder is as described above under the heading “Dissenting Resident Holders”.

Provided that the Pembina shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the TSX) at the time of disposition, the Pembina shares will generally not constitute “taxable Canadian property” to a Dissenting Non-Resident Holder, unless at any time during the sixty-month period immediately preceding the disposition of the Pembina shares, (i) the Dissenting Non-Resident Holder, persons not dealing at arm’s length with such Dissenting Non-Resident Holder, or the Dissenting Non-Resident Holder together with all such persons, owned 25 percent or more of the issued shares of any class or series of the capital stock of Pembina; and (ii) more than 50 percent of the fair market value of the Pembina shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” and options in respect of, interests in, or civil law rights in, property in any of the foregoing whether or not the property exists.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder in respect of its shares, including interest awarded by the Court, will not be subject to Canadian withholding tax, provided such interest is not “participating debt interest” (as defined in the Tax Act).

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Section 191 of the Business Corporations Act (Alberta)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

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(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

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(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

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